2004 ANNUAL REPORT



05049472

CTS® CORPORATION

Everywhere. Every Day.

Corporate Profile

CTS Corporation is a leading designer and manufacturer of electronic components and a provider of electronics manufacturing services (EMS) to OEMs in the automotive, computer and communications markets. Manufacturing operations are located in North America, Europe and Asia. CTS' stock is traded on the NYSE under the ticker symbol "CTS". To find out more, visit the CTS Web site at www.ctscorp.com.



With a strong focus on customers, a global footprint and core strengths in application engineering, materials technology and manufacturing execution, CTS will be there for you. Everywhere. Every Day.


CTS

Table of Contents



Financial Highlights

In thousands, except per share data

For the Year	2004	2003	2002
Net sales	**$531,316**	$462,987	$457,804
Operating earnings (loss)	**31,128**	13,816	(14,769)
Net earnings (loss)	**19,956**	12,575	(17,850)
Average common shares outstanding -- diluted	**38,893**	34,989	33,148
Per share data:			
Net earnings (loss) -- diluted	**$0.53**	$0.36	$(0.54)
Dividends declared	**0.12**	0.12	0.12
Capital expenditures	**12,711**	9,044	12,833
At Year End			
Working capital	**$101,185**	$69,077	$17,778
Long-term debt (including current maturities)	**94,150**	75,880	95,350
Shareholders' equity	**310,704**	294,191	265,020
Equity per outstanding share	**8.65**	8.16	7.77



Net Sales
($ in Millions)
$600
500
400
300
200
100
0
2002
2003
2004



Net Earnings (Loss)
Per Common Share
$1.00
0.75
0.50
0.25
0
(0.25)
(0.50)
(0.75)
(1.00)
2002
2003
2004



Return on Average Equity
8%
6%
4%
2%
0%
(2%)
(4%)
(6%)
(8%)
2002
2003
2004

A Message to our Shareholders



2004 was a very good year. We attained our best financial results in years, achieved excellent progress with our growth strategies, and announced an acquisition that will strengthen the company going forward. After three difficult and often painful years restructuring and remaking CTS, it was especially gratifying to see the company deliver strong sales and profit growth. I thank the employees here at CTS for all the hard work that went into achieving this year's results.

A lot has changed since 2000, when CTS had record sales and earnings. Over half of our revenues that year came from the sale of electronic components into the computing and communications markets, particularly cell phones. Business was good, industry forecasts were upbeat and, like others in our industry, we were adding capacity to meet expected demand growth. Though we derived nearly half of our sales from automotive products and electronics manufacturing services, it was the technology boom in the computing and communications markets that was propelling the company's growth.

As everyone knows, 2001 brought a strong dose of sobering reality. Markets have a way of correcting for over-exuberance. And they did...with a vengeance. By the fourth quarter of 2001 our sales had dropped almost in half from the last quarter of 2000. Profits had turned to losses.

It was clear to us that we had to take decisive action! What followed was a difficult, often gut-wrenching transition. Plants were closed, cost-sensitive component manufacturing moved to Asia, overhead cut, debt restructured — steps that were critical to stanching the bleeding and positioning the company to return to profitability.

More importantly for the long term, we refocused the company on growth strategies built on our strengths in automotive sensors, engineered electronic components, and electronics manufacturing services, while concentrating on markets where customer focus, service, and differentiated products enabled us to win in the marketplace.

2004 proved to be a solid endorsement for this strategy. Sales grew a robust 15% over 2003 while earnings per share grew 47%. The quarter ending December 31, 2004 marked the fifth straight quarter of year-over-year sales growth and ninth consecutive quarter of year-over-year improved operating earnings. Both our growth strategies and our profit improvement strategies were paying off.

Our strategy to accelerate automotive sensor sales by aggressively introducing new products and expanding our customer base continued to produce excellent results. Sales of automotive sensors grew 12% over 2003, with new products, such as belt tension sensors and integrated pedal modules, being big drivers. By the end of 2004, multiple domestic and international automotive OEMs had firm plans to use these products on various automotive platforms over the next several years. These commitments alone will create over $100 million in new annual revenue by 2008.

Stronger sales of electronics manufacturing services (EMS) were another driver for 2004 growth. Up 29% over 2003, sales growth came from new and existing customers. During the year, we added 16 new customers, half of which come from the industrial, security and medical markets, thereby helping to broaden both our customer and market base. Most of the benefit from new customers will come in 2005 and future years as we ramp up production on their behalf.

Sales of electronic components, which drove much of the company's growth in 2000, are a far smaller part of our business today. Since the collapse of the market for electronic components in 2001, we have focused on improving profitability in this part of our business through cost reduction and by growing sales of higher margin products. One area of targeted growth has been the sale of higher margin components into communications infrastructure applications. Sales to this market segment have grown 43% in the last two years. In contrast, sales of components into mobile handset applications have declined, dropping almost 50% in the same time frame, as we have de-emphasized the handset market due to the weak margins it offers.

As a result of both our cost reduction initiatives and sales growth, CTS' net earnings increased significantly, growing from 2.7% of sales in 2003 to 3.8% in 2004. Though improving, earnings are still below our goals, reflecting the continued drag on our financial performance from excess capacity and weaker margins in our electronic component products. Improving profitability in electronic components, therefore, remains a priority focus.

As 2004 drew to an end, we took a very important step for our future, announcing the acquisition of SMTEK℠ International, Inc. With approximately $120 million in sales, SMTEK offers full supply-chain electronics manufacturing services to companies with complex products and high-mix, high-service needs. This is an excellent strategic fit with our own EMS business, expanding our capabilities and geographic footprint, while diversifying our market and customer base.

So, all in all, 2004 was a rewarding year.

As we move forward, two key factors will be especially important to our long-term success. First, is our ability to build strong customer relationships through a focus on serving the unique needs of our customers. More than anything else, this comes down to our people and their individual commitment to satisfying our customers. Second, is our ability to innovate, in the design of new and better products and solutions for our customers, in the implementation of better internal processes, and in the formation of creative go-to-market strategies. We already have a strong culture of customer focus, though it is a competency we must continue to strengthen. Building a culture of innovation presents a greater challenge, but it is a challenge we are addressing.

2005 is expected to be another year of progress, with continued improvement in our financial results, success in our growth initiatives, and further strengthening of our competitive position in the market.

We see a bright future for CTS and hope you agree.



Donald K. Schwanz
Chairman of the Board, President and
Chief Executive Officer
March 29, 2005

Everywhere. Every Day.


East ★ End

Bringing Peace of Mind
CTS' patented Belt Tension Sensor provides added safety for children.

CTS Automotive Sensors and Components

CTS is a leading provider of sensors, actuators and subsystems used in automotive powertrain, safety, suspension, fuel, and emissions control systems.

Serving Customers Everywhere

If you drive a car, there is a good chance that a CTS sensor or component is being used to improve the gas mileage, reduce emissions, or to improve passenger safety. Our products are found on vehicles from most major automotive OEMs in the world. CTS' products have been selected based on our ability to meet the technical and production needs of global automotive OEMs from manufacturing locations in North America, Europe and Asia.



Enjoy The Drive
CTS technology enhances your driving experience.

Meeting Customer Needs Every Day



The operating environment under the hood of a car can be pretty challenging...freezing cold at start-up, searing hot while running, experiencing endless vibration and exposure to dirt, water and corrosive gases. Our products need to deliver high performance in this setting day after day, year after year without failing. And they do! As a leading supplier of sophisticated sensors, CTS engineers work closely with automotive OEMs to develop products that survive this harsh environment to help control air bag deployment, reduce emissions, and improve engine performance.

Global Expansion

With the rapid growth of the automotive market in Asia, CTS now produces automotive sensors and components in both China and Taiwan to support customers in that region.



Miles of Smiles
Our Small Engine Throttle Position Sensor improves fuel economy and reduces emissions.



Advanced Sensor Products
CTS' Integrated Pedal Modules incorporate highly accurate sensors, providing performance and cost improvements.

Everywhere. Every Day.



Keeping Communications Open

Wireless communications are enabled by our high performance RF ceramic monoblock duplexers.

CTS Electronic Components

CTS is a leading provider of engineered electronic components used in communications, computing, industrial and consumer applications.

Serving Customers Everywhere

When you make a call on your cell phone, send information over the internet, have an ultra-sound medical analysis, or even dim the lights in your house...there is a good chance that CTS' electronic components are helping to enable the technology. Our customers are the global OEMs that make cell phone base stations, computers, high-speed servers and data storage systems, and a variety of electronic products that enhance your life in many ways.



Global Operations, Serving Global Markets
CTS' modern facility in Tianjin, China produces precision frequency and ceramic filters.

Meeting Customer Needs Every Day

Few markets are as dynamic as electronics. Products and technologies evolve at a dizzying pace. Into this arena, CTS brings distinctive capabilities in precision frequency control technologies, microwave ceramic filtering, and piezo resistive materials to meet the needs of global OEMs for high performance electronic components. CTS' ClearONE,™ for example, provides superior line conditioning and filtering in an ultra-small package, enabling OEMs to deliver highly efficient and compact data storage systems and servers. ClearONE is designed into over 150 different electronic applications.

Moving Up The Value Chain

CTS continues to look for opportunities to provide higher levels of value-added products to our customers. Working with OEMs in the telecommunications industry, CTS has begun to provide advanced frequency and timing modules that capitalize on our experience in RF design and precision frequency components.



Serving Demanding Customers
CTS components and joysticks keep the action going.



Distinctive Capabilities
Our new line of high-end precision frequency and timing modules has been well received in the infrastructure market.

Everywhere. Every Day.

Providing Solutions to Complex Problems

Right now! Perfect! Cost effective!

CTS Electronics Manufacturing Solutions (EMS)

CTS is a leading provider of electronics manufacturing services to customers with complex electronic products and high-mix, high-service needs.

Serving Customers Everywhere

If you look around, there is a good chance you will see a product that we assembled. Our name won't be on it, but you will probably recognize the name that is. They are one of our customers. They come from all over the world and we provide manufacturing services to meet their needs in North American, Europe and Asia.

Meeting Customer Needs Every Day

Whether we are assembling a wireless communication base station to enable your cell phone service, a high-end storage system that stores your banking information, or the security system that protects your local pharmacy, CTS works with customers every day to provide effective manufacturing solutions for their products. From design assistance and material sourcing, to final assembly, testing and shipping, we provide a comprehensive set of services.



Global Fulfillment; Local Service
CTS meets the unique supply-chain needs of global OEMs.

Now Even Broader Capabilities

With our acquisition of SMTEK in early 2005 we have added engineering and manufacturing capabilities, four new locations, and expertise and certifications for medical, aerospace and industrial applications.

Design for Manufacturing
We are experts at designing and building complex backplanes.





Direct to Your Customers
CTS provides complete product integration, test and direct ship services.

Corporate Metrics


Gross Margin — % Sales
25%
20%
15%
10%
5%
0%
2002
2003
2004


Operating Earnings (Loss) — % Sales
6%
4%
2%
0%
(2%)
(4%)
2002
2003
2004


Net Earnings (Loss)
($ in Millions)
20
10
0
(10)
(20)
2002
2003
2004


Return on Average Assets
4%
2%
0%
(2%)
(4%)
2002
2003
2004


Total Assets Turnover
1.25
1.00
.75
.50
.25
0
2002
2003
2004

Total assets turnover is total year net sales divided by year-end total assets.


Capital Expenditures — % Sales
3%
2%
1%
0%
2002
2003
2004


Total Debt to Capitalization — Percent
30%
20%
10%
0%
2002
2003
2004


Total Debt Net of Cash
($ in Millions)
90
60
30
0
2002
2003
2004


Free Cash Flow
($ in Millions)
25
20
15
10
5
0
2002
2003
2004

Free cash flow is net cash from operations plus net cash provided by (used in) investing activities. Refer to page 7 of attached Management's Discussion and Analysis.

Five-Year Summary

(In thousands of dollars except per share and other data)

	2004	**% of Sales**	2003	% of Sales	2002	% of Sales	2001	% of Sales	2000	% of Sales
Summary of Operations										
Net sales	**$531,316**	**100.0**	$462,987	100.0	$457,804	100.0	$577,654	100.0	$866,523	100.0
Cost of goods sold	**421,560**	**79.3**	366,275	79.1	366,775	80.1	466,363	80.7	605,598	69.9
Selling, general and administrative expenses	**61,174**	**11.5**	54,390	11.8	59,467	13.0	80,214	13.9	94,501	10.9
Research and development expenses	**19,063**	**3.6**	21,476	4.6	24,118	5.3	32,762	5.7	32,583	3.8
Amortization of intangible assets	**2,311**	**0.4**	2,467	0.5	3,870	0.8	6,765	1.2	5,211	0.6
Gain on sale of assets	**(3,920)**	**(0.7)**	-	-	-	-	-	-	-	-
Restructuring and impairment charges	-	-	4,563	1.0	18,343	4.0	40,039	6.9	-	-
Operating earnings (loss)	**31,128**	**5.9**	13,816	3.0	(14,769)	(3.2)	(48,489)	(8.4)	128,630	14.8
Other expense --net	**(5,211)**	**(1.0)**	(7,568)	(1.6)	(9,031)	(2.0)	(12,002)	(2.1)	(11,503)	(1.3)
Earnings (loss) before income taxes	**25,917**	**4.9**	6,248	1.4	(23,800)	(5.2)	(60,491)	(10.5)	117,127	13.5
Income tax expense (benefit)	**5,961**	**1.1**	(6,327)	(1.3)	(5,950)	(1.3)	(15,116)	(2.6)	32,796	3.8
Earnings (loss) from continuing operations	**19,956**	**3.8**	12,575	2.7	(17,850)	(3.9)	(45,375)	(7.9)	84,331	9.7
Discontinued operations:										
Net loss from discontinued operations	-	-	-	-	-	-	-	-	(529)	-
Net earnings (loss)	**19,956**	**3.8**	12,575	2.7	(17,850)	(3.9)	(45,375)	(7.9)	83,802	9.7
Retained earnings--beginning of year	**263,430**		255,085		276,988		325,850		245,414	
Dividends declared	**(4,322)**		(4,230)		(4,053)		(3,487)		(3,366)	
Retained earnings--end of year	**$279,064**		$263,430		$255,085		$276,988		$325,850	
Earnings (loss) per share:										
Basic:										
Continuing operations	**$0.56**		$0.36		$(0.54)		$(1.61)		$3.05	
Discontinued operations	-		-		-		-		(0.02)	
Net earnings (loss) per share	**$0.56**		$0.36		$(0.54)		$(1.61)		$3.03	
Diluted:										
Continuing operations	**$0.53**		$0.36		$(0.54)		$(1.61)		$2.94	
Discontinued operations	-		-		-		-		(0.02)	
Net earnings (loss) per share	**$0.53**		$0.36		$(0.54)		$(1.61)		$2.92	
Average basic shares outstanding (000's)	**35,910**		34,723		33,148		28,231		27,623	
Average diluted shares outstanding (000's)	**38,893**		34,989		33,148		28,231		28,675	
Cash dividends per share	**$0.12**		$0.12		$0.12		$0.12		$0.12	
Capital expenditures	**12,711**		9,044		12,833		77,654		119,216	
Depreciation and amortization	**26,082**		33,605		43,373		51,674		44,325	
Financial Position at Year End										
Current assets	**$204,146**		$164,766		$152,334		$200,674		$305,696	
Current liabilities	**102,961**		95,689		134,556		153,857		202,891	
Current ratio	**2.0 to 1**		1.7 to 1		1.1 to 1		1.3 to 1		1.5 to 1	
Working capital	**$101,185**		$69,077		$17,778		$46,817		$102,805	
Inventories	**42,734**		31,925		36,262		50,149		104,316	
Property, plant and equipment--net	**112,495**		122,481		148,632		191,958		224,861	
Total assets	**522,177**		482,250		490,032		567,931		672,929	
Short-term notes payable	**3,311**		-		-		-		7,397	
Long-term debt	**94,150**		75,880		67,000		125,013		178,000	
Long-term obligations, including long-term debt	**105,669**		87,013		78,501		132,287		189,069	
Shareholders' equity	**310,704**		294,191		265,020		242,873		246,357	
Common shares outstanding (000's)	**35,909**		36,067		34,101		30,902		27,781	
Equity (book value) per share	**$8.65**		$8.16		$7.77		$7.86		$8.87	
Other Data										
Stock price range	**$15.85-$9.90**		$14.94-$4.90		$19.56-$3.65		$47.88-$13.49		$82.75-$31.50	
Number of employees	**4,487**		5,041		5,313		5,837		9,008	
Number of shareholders at year end	**1,628**		1,527		1,585		1,549		1,492	

Shareholder Information

(In thousands of dollars except per share data)

Quarterly Results of Operations
(Unaudited)

	Net Sales	Gross Margins	Operating Earnings (Loss)	Net Earnings
2004				
4th quarter	**$142,496**	**$29,918**	**$9,737**	**$6,618**
3rd quarter	**129,049**	**26,312**	**5,854**	**3,921**
2nd quarter[1]	**137,624**	**28,917**	**10,628**	**6,897**
1st quarter	**122,147**	**24,609**	**4,909**	**2,520**
	$531,316	**$109,756**	**$31,128**	**$19,956**
2003				
4th quarter	$132,025	$27,454	$7,369	$3,947
3rd quarter[2]	108,496	23,655	(654)	6,074
2nd quarter	116,697	24,520	4,507	1,983
1st quarter	105,769	21,083	2,594	571
	$462,987	$96,712	$13,816	$12,575

Per Share Data
(Unaudited)

	Share Price		Dividends	Net Earnings	
	High[4]	Low[4]	Declared	Basic	Diluted
2004					
4th quarter	**$13.92**	**$11.95**	**$0.03**	**$0.18**	**$0.17**
3rd quarter	**12.99**	**10.10**	**0.03**	**0.11**	**0.10[3]**
2nd quarter[1]	**14.80**	**9.90**	**0.03**	**0.19**	**0.18[3]**
1st quarter	**15.85**	**11.60**	**0.03**	**0.07**	**0.07**
			$0.12	**$0.56**	**$0.53**
2003					
4th quarter	$14.94	$10.75	$0.03	$0.11	$0.11
3rd quarter[2]	14.71	10.01	0.03	0.17	0.17
2nd quarter	11.10	5.50	0.03	0.06	0.06
1st quarter	8.85	4.90	0.03	0.02	0.02
			$0.12	$0.36	$0.36

[1] The second quarter of 2004 includes a gain on the sale of excess land located near CTS' Canadian facility of approximately $2.7 million pre-tax, $2.1 million after-tax, or $0.05 per diluted share.

[2] The third quarter 2003 results include an asset impairment charge of $4.6 million pre-tax, $3.4 million after-tax, or $0.10 per diluted share. The third quarter 2003 also includes $7.9 million, or $0.22 per diluted share, favorable income tax adjustment resulting from the reversal of reserves that were no longer required following the expiration of statutory deadlines.

[3] Diluted earning per share for the second and third quarters of 2004 have been restated to reflect the impact of adopting Emerging Issues Task Force (EITF) No. 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share." EITF No. 04-08 was issued and became effective in the fourth quarter of 2004. Earlier quarters have been restated to show diluted earnings per share computed on a consistent basis. Refer also to Note D, "Earnings Per Share."

[4] The market prices of CTS common stock presented reflect the highest and lowest sales prices on the New York Stock Exchange for each quarter of the last two years.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For Fiscal Year Ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-4639

CTS CORPORATION

(Exact name of registrant as specified in its charter)

Indiana	35-0225010
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
905 West Boulevard North, Elkhart, IN	46514
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 574-293-7511

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, without par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes X No ___

The aggregate market value of the voting stock held by non-affiliates of CTS Corporation, based upon the closing sales price of CTS common stock on June 25, 2004, was approximately $405.9 million. There were 36,734,828 shares of common stock, without par value, outstanding on March 1, 2005.

Documents Incorporated by Reference

(1) Portions of the 2004 Annual Report to shareholders are incorporated herein by reference in Parts I and II.

(2) Portions of the Proxy Statement to be filed for the annual meeting of shareholders to be held on or about May 4, 2005, are incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

Item 1. Business

CTS Corporation (CTS) is a global manufacturer of components and sensors and a supplier of electronics manufacturing services. CTS was established in 1896 as a provider of high-quality telephone products and was incorporated as an Indiana corporation in February 1929. The principal executive offices are located in Elkhart, Indiana. CTS maintains a website at http://www.ctscorp.com. Filings on Forms 10-K, 10-Q and 8-K and amendments thereto made by CTS with the Securities and Exchange Commission may be obtained, free of charge, on this website, as soon as reasonably practicable after filing.

CTS designs, manufactures, assembles, and sells a broad line of components and sensors and provides electronics manufacturing services (EMS) primarily to original equipment manufacturers (OEMs), for the automotive, communications, and computer markets. CTS operates manufacturing facilities located throughout North America, Asia, and Europe and serves major markets globally. Sales and marketing is accomplished through CTS sales engineers, independent manufacturers' representatives, and distributors.

BUSINESS SEGMENTS AND PRODUCTS BY MAJOR MARKET

CTS has two reportable business segments: 1) Components and Sensors and 2) Electronics Manufacturing Services (EMS).

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in cellular handsets, communications infrastructure and computer markets; low temperature cofired ceramics (LTCC); electronic substrates used in various communications and automotive applications; terminators, including ClearONE™ terminators, used in computer and other high speed applications, switches, resistor networks, and potentiometers used to serve multiple markets.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. EMS also includes design and manufacture of interconnect systems and complex backplanes as may be required by the customer.

Products from the Components and Sensors business segment are principally sold into three major OEM markets: 1) automotive, 2) communications, and 3) computer. Products from the EMS business segment are principally sold into the communications and computer OEM markets. Other smaller markets include OEM customers in consumer electronics, instruments and controls, defense/aerospace, networking, and medical diagnostic and imaging industries.

The following tables provide a breakdown of net sales by business segment and market in dollars and as a percent of consolidated net sales:

	Components & Sensors			EMS			Total		
(Net sales $ in millions)	**2004**	2003	2002	**2004**	2003	2002	**2004**	2003	2002
Markets									
Automotive	**$132.3**	$118.1	$115.9	**$ —**	$ —	$ —	**$132.3**	$118.1	$115.9
Communications	**63.3**	74.4	112.7	**79.2**	44.3	28.2	**142.5**	118.7	140.9
Computer	**21.3**	29.8	16.9	**183.7**	161.2	156.1	**205.0**	191.0	173.0
Other	**44.1**	30.6	25.4	**7.4**	4.6	2.6	**51.5**	35.2	28.0
Consolidated net sales	**$261.0**	$252.9	$270.9	**$270.3**	$210.1	$186.9	**$531.3**	$463.0	$457.8

	Components & Sensors			EMS			Total		
(As a % of consolidated net sales)	**2004**	2003	2002	**2004**	2003	2002	**2004**	2003	2002
Markets									
Automotive	**25%**	26%	25%	**— %**	— %	—%	**25%**	26%	25%
Communications	**12%**	16%	25%	**15%**	9%	6%	**27%**	25%	31%
Computer	**3%**	6%	4%	**35%**	35%	34%	**38%**	41%	38%
Other	**9%**	7%	5%	**1%**	1%	1%	**10%**	8%	6%
% of consolidated net sales	**49%**	55%	59%	**51%**	45%	41%	**100%**	100%	100%

Net sales to external customers, operating earnings, total assets by segment, net sales, and long-lived assets by geographic area, are contained in Note M, "Business Segments," appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15 (a) (1) and (2).

General market conditions in the global automotive, communications, and computer markets and in the overall economy also affect the business of CTS. Any adverse occurrence that results in a significant decline in the volume of sales in these industries, or in an overall downturn in the business and operations of our customers in these industries, could have a material adverse effect on our business, financial condition, and results of operations.

The following table identifies major products by their business segment and markets. Many products are sold into several OEM markets:

Product Description	Automotive Market	Communications Market	Computer Market	Other Markets
COMPONENTS AND SENSORS:				
Ceramic Filters and Duplexers	●	●	●	●
Quartz Crystals, Clocks, Precision Oscillators and Frequency Modules	●	●	●	●
Automotive Sensors	●			
Resistor Networks	●	●	●	●
ClearONE^{tm}Terminators		●	●	●
DIP Switches and Potentiometers	●	●	●	●
Actuators	●			
Low Temperature				
Cofired Ceramics (LTCC)		●		●
Piezoceramics Products				●
EMS:				
Integrated Interconnect Systems and Backpanels		●	●	●
Pointing Sticks/Cursor Controls			●	●

MARKETING AND DISTRIBUTION

CTS sales engineers and independent manufacturers' representatives sell products from both the Components and Sensors business segment and the EMS business segment to OEMs. CTS maintains sales offices in China, Hong Kong, Japan, Scotland, Singapore, Taiwan, and the United States. Approximately 81% of 2004 net sales was attributable to coverage by CTS sales engineers.

CTS sales engineers generally service the largest customers with application specific products. The engineers work closely with major customers in designing and developing products to meet specific customer requirements.

CTS utilizes the services of independent manufacturers' representatives in the United States and other countries for customers not serviced directly by CTS sales engineers for both of its business segments. Independent manufacturers' representatives receive commissions from CTS. During 2004, 14% of net sales was attributable to coverage by independent manufacturers' representatives. CTS also uses independent distributors for customers in its Components and Sensors business segment. Independent distributors purchase component and sensor products from CTS for resale to customers. In 2004, independent distributors accounted for approximately 5% of net sales.

RAW MATERIALS

CTS utilizes a wide variety of raw materials and purchased parts in its manufacturing processes. The following are the most significant raw materials and purchased parts, identified by business segment:

Components and Sensors: Conductive inks and contactors which contain precious metals (primarily silver and palladium), passive electronic components, integrated circuits and semiconductors, rare earths (for ceramic compositions), ceramic components, plastic components, molding compounds, printed circuit boards and assemblies, quartz blanks and crystals, wire harness assemblies, copper, brass, and steel-based raw materials and compounds.

EMS: Power supplies and converters, prefabricated steel, printed circuit boards, passive electronics components and semiconductors, integrated circuits, connectors, cables, and modules.

These raw materials are purchased from several vendors, and except for certain semiconductors, rare earth, and conductive inks, CTS does not believe it is dependent upon one or a limited number of vendors. Although CTS purchases all of its semiconductors, rare earth, and conductive inks from a limited number of vendors, alternative sources are available. In 2004, substantially all of these materials were available in adequate quantities to meet CTS' production demands.

CTS does not currently anticipate any raw material shortages that would slow production. However, the lead times between the placement of orders for certain raw materials and purchased parts and actual delivery to CTS may vary. Occasionally CTS might need to order raw materials in greater quantities and at higher than optimal prices to compensate for the variability of lead times for delivery.

Precious metal prices may have a significant effect on the cost and selling price of many CTS products, particularly some ceramic filters, sensors, resistor networks, and switches.

WORKING CAPITAL

Working capital requirements are generally dependent on the overall level of business activities. CTS does not usually buy inventories or manufacture products without actual or reasonably anticipated customer orders, except for some standard, off-the-shelf distributor products. CTS is not generally required to carry significant amounts of inventory in anticipation of rapid delivery requirements because most customer orders are custom built. CTS has "just-in-time" arrangements with certain major customers and vendors to efficiently meet delivery requirements.

CTS carries raw materials, including certain semiconductors, work-in-process, and finished goods inventories which are unique to particular customers. In the event of reductions or cancellations of orders, some inventories may not be useable or returnable to vendors for credit. CTS generally imposes charges for the reduction or cancellation of orders by customers, and these charges are usually sufficient to cover a significant portion of the financial exposure of CTS for inventories that are unique to a customer. CTS does not customarily grant special return or payment privileges to customers. CTS' working capital requirements and businesses reflect some seasonality and cyclicality. For example, the Components and Sensors business segment experiences lower third quarter sales, due to the automotive industry's model year changeovers and summer shutdowns. The EMS business segment experiences higher fourth quarter sales in line with its industry, particularly from increased computing market demand.

PATENTS, TRADEMARKS AND LICENSES

CTS maintains a program of obtaining and protecting U.S. and non-U.S. patents and trademarks. CTS believes its success is not materially dependent on the existence or duration of any patent, group of patents, or trademarks. CTS was issued 14 new U.S. patents in 2004 and currently holds in excess of 300 U.S. patents with hundreds of non-U.S. counterpart patents.

CTS has licensed the right to use several of its patents to both U.S. and non-U.S. companies. In 2004, license and royalty income was less than 1% of net sales. CTS believes its success is not materially dependent upon any licensing arrangement where CTS is either the licensor or licensee.

MAJOR CUSTOMERS

CTS' 15 largest customers represented 69% of net sales in 2004, 71% of net sales in 2003 and 73% of net sales in 2002. This percentage is decreasing as the Company continues efforts to broaden its customer base, particularly in automotive and infrastructure offerings. Sales to Hewlett-Packard Company (Hewlett-Packard) amounted to 33% of net sales in 2004, 2003, and 2002. Sales to Motorola, Inc. (Motorola) accounted for 13% of net sales in 2004 and 2003, and 12% of net sales in 2002.

Components and Sensors business segment revenues from Motorola were less than 10% of the segment's revenue in 2004 and 2003. The Components and Sensors business segment revenues from Motorola represented $38.6 million, or 14%, of the segment's revenue for the year ended December 31, 2002.

EMS business segment revenues from Hewlett-Packard represented $177.3 million, or 66%, $151.8 million, or 72%, and $150.4 million, or 80%, of the segment's revenue for the years ended December 31, 2004, 2003, and 2002, respectively. EMS business segment revenues from Motorola were $60.9 million, or 23%, and $40.2 million, or 19%, of the segment's revenue for the years ended December 31, 2004 and 2003, respectively. EMS business segment revenues from Motorola were less than 10% of the segment's revenue in 2002.

Although the Company is making efforts to broaden its customer base, it depends on a small number of customers for a large portion of its business. Changes in the level of its customers' orders have, in the past, had a significant impact on its operating results. If a major customer reduces the amount of business it does with CTS, or substantially changes the terms of that business, there would be an adverse impact on CTS' operating results.

Although the Company is making efforts to broaden its customer base, it expects to continue to depend on sales to its major customers. As CTS' customers are under no obligation to continue to do business with the Company on a long-term basis, there is always the possibility that one or more customers may choose to work with a competitor and reduce their business with CTS. Customers may also reduce or delay their business with CTS because of economic or other conditions or decisions that reduce their need for CTS products or services. Since it is difficult to replace lost business on a timely basis, it is likely that CTS' operating results would be adversely affected if one or more of its major customers were to cancel, delay or reduce a large amount of business with CTS in the future. If one or more of its customers were to become insolvent or otherwise unable to pay for CTS' products and/or services, CTS' operating results, financial condition, and cash flows could be adversely affected.

ORDER BACKLOG

Order backlog may not provide an accurate indication of present or future revenue levels for CTS. For many components and sensors and EMS products, the period between receipt of orders and expected delivery is relatively short. Additionally, large orders from major customers may include backlog covering an extended period of time. Production scheduling and delivery for these orders could be changed or canceled by the customer on relatively short notice.

The following table shows order backlog by segment and in total as of January 30, 2005 and January 25, 2004, excluding the impact of the SMTEK acquisition in 2005 (refer to Note P, "Subsequent Event," appearing in the Notes to the Consolidated Financial Statements as noted in the Index appearing under Item 15(a) (1) and (2)).

($ in millions)	**January 30, 2005**	January 25, 2004
Components and Sensors	**$57.8**	$52.1
EMS	**12.7**	18.5
Total	**$70.5**	$70.6

Order backlog at the end of January 2005 will generally be filled during the 2005 fiscal year.

COMPETITION

In the Components and Sensors business segment, CTS competes with many U.S. and non-U.S. manufacturers principally on the basis of product features, price, technology, quality, reliability, delivery, and service. Most CTS product lines encounter significant global competition. The number of significant competitors varies from product line to product line. No one competitor competes with CTS in every product line, but many competitors are larger and more diversified than CTS. Some competitors are divisions or affiliates of CTS customers.

In the EMS segment, CTS competes with a number of well-established U.S. and non-U.S. manufacturers on the basis of process capability, price, technology, quality, reliability, and delivery in the markets in which it participates. Some of its competitors have greater manufacturing and financial resources. However, CTS generally does not pursue extremely high volume, highly price sensitive business, as do some of its major competitors. Some competitors are also CTS customers for components and sensors, as well as EMS products.

In both the Components and Sensors and EMS business segments, some customers have reduced or plan to reduce their number of suppliers, while increasing the volume of their purchases. Most customers are demanding higher quality, reliability, and delivery standards from CTS as well as its competitors. These trends create opportunities for CTS, but also increase the risk of loss of business to competitors. CTS is subject to competitive risks that are part of the nature of the electronics industry, including short product life cycles and technical obsolescence.

CTS believes it competes most successfully in custom products manufactured to meet specific applications of major OEMs and with EMS products oriented toward high mix and low to medium volume outsourcing needs of OEMs.

NON-U.S. REVENUES AND RISKS

In 2004, 63% of net sales to external customers originated from non-U.S. operations compared to 60% in 2003 and 56% in 2002. At December 31, 2004, approximately 36% of total CTS assets were located at non-U.S. operations compared to 37% of total CTS assets at the end of 2003. A substantial portion of these assets, other than cash and equivalents, cannot readily be liquidated. CTS believes the business risks to its non-U.S. operations, though substantial, are normal risks for non-U.S. businesses. These risks include currency controls and changes in currency exchange rates, longer collection cycles, political and transportation risks, economic downturns and inflation, government regulations, and expropriation. CTS' non-U.S. manufacturing facilities are located in Canada, China, Mexico, Scotland, Singapore, and Taiwan.

Net sales to external customers originating from non-U.S. operations for the Components and Sensors business segment were $201.1 million in 2004, compared to $144.0 million in 2003 and $153.8 million in 2002. Net sales to external customers originating from non-U.S. operations for the EMS business segment were $132.7 million in 2004, compared to $132.3 million in 2003 and $104.0 million in 2002. Additional information about net sales to external customers, operating earnings and total assets by segment, and net sales to external customers and long-lived assets by geographic area, is contained in Note M, "Business Segments," appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15 (a) (1) and (2).

RESEARCH AND DEVELOPMENT ACTIVITIES

In 2004, 2003 and 2002, CTS spent $19.1 million, $21.5 million, and $24.1 million, respectively, for research and development. The reductions in research and development spending from 2002 to 2004 reflect savings due to organizational consolidation, changing business mix, and streamlining of research and development activities. Significant ongoing research and development activities continue in CTS' Components and Sensors business segment, particularly for automotive products in support of growth initiatives. Our research and development investment is primarily focused at expanded applications and new product development, as well as current product and process enhancements. Research and development expenditures in the EMS business segment are typically very low.

CTS believes a strong commitment to research and development is required for future growth. Most CTS research and development activities relate to developing new, innovative products and technologies, improving product flow, and adding product value to meet the current and future needs of its customers. CTS provides its customers with full systems support to ensure quality and reliability through all phases of design, launch, and manufacturing to meet or exceed customer requirements. Many such research and development activities are for the benefit of one or a limited number of customers or potential customers. CTS expenses all research and development costs as incurred.

EMPLOYEES

CTS employed 4,487 people at December 31, 2004, and 73% of these people were employed outside the United States. Approximately 465 CTS employees at one location in the United States were covered by two collective bargaining agreements as of December 31, 2004. One agreement will expire in 2009 and the other will expire in 2008. CTS employed 5,041 people at December 31, 2003.

ADDITIONAL INFORMATION

Information responsive to Item 401(b) of Regulation S-K is contained under the caption "Directors and Executive Officers of the Registrant" in Item 10 of this Annual Report on Form 10-K and is incorporated herein by reference.

Exhibit 99(a) to this report contains updated risk factors applicable to CTS' business and an investment in CTS securities. This exhibit, which is incorporated herein by reference, describes some of the factors that may cause actual results to differ materially from the forward-looking statements made herein and in the documents incorporated by reference herein. In addition, this exhibit updates and supersedes the descriptions of risk factors in CTS' prospectuses related to CTS' active registration statements listed in Exhibit 23 hereto.

Item 2. Properties

As of March 1, 2005, CTS has manufacturing facilities, administrative, research and development and sales offices in the following locations. This list includes facilities acquired in January 2005 in connection with the merger of CTS with SMTEK International, Inc. Refer also to Note P, "Subsequent Event," appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15(a)(1) and (2).

Manufacturing Facilities	Square Footage	Owned/Leased	Business Segment
Albuquerque, New Mexico	267,000	Owned	Components and Sensors
Ayutthya, Thailand	40,000	Owned(1)	EMS
Berne, Indiana	249,000	Owned(2)	Components and Sensors
Burbank, California	9,200	Owned	Components and Sensors
Burbank, California	4,850	Leased	Components and Sensors
Dongguan, China	39,560	Leased	Components and Sensors
Elkhart, Indiana	319,000	Owned(2)	Components and Sensors
Glasgow, Scotland	75,000	Owned	Components and Sensors and EMS
Glasgow, Scotland	20,000	Leased	Components and Sensors and EMS
Glasgow, Scotland	37,000	Leased	Components and Sensors and EMS
Kaohsiung, Taiwan	133,000	Owned(3)	Components and Sensors
Londonderry, New Hampshire	83,000	Leased	EMS
Marlborough, Massachusetts	69,400	Leased	EMS
Matamoros, Mexico	51,000	Owned	Components and Sensors
Moorpark, California	115,000	Leased	EMS
Santa Clara, California	44,700	Leased	EMS
Singapore	159,000	Owned(4)	Components and Sensors and EMS
Streetsville, Ontario, Canada	112,000	Owned	Components and Sensors
Tianjin, China	210,000	Owned(5)	Components and Sensors and EMS
West Lafayette, Indiana	102,500	Owned(2)	Components and Sensors
Total Manufacturing	2,140,210		

(1) The land and building are collateral for a credit facility with BANKTHAI

(2) The land and buildings are collateral for the revolving credit agreement.

(3) Ground lease through 2007; restrictions on use and transfer apply.

(4) Ground lease through 2039; restrictions on use and transfer apply.

(5) Land Use Rights Agreement through 2050 includes transfer, lease and mortgage rights.

Non-Manufacturing Facilities	Square Footage	Owned/Leased	Description	Business Segment
Baldwin, Wisconsin	39,000	Owned	Idle facility	Components and Sensors
Bloomingdale, Illinois	110,000	Leased	Administrative Offices and Research	Components and Sensors
Brownsville, Texas	85,000	Owned	Warehousing Facility	Components and Sensors
Carlisle, Pennsylvania	114,200	Leased	Idle Facility	Components and Sensors
Elkhart, Indiana	93,000	Owned(1)	Administrative Offices and Research	Components and Sensors and EMS
Kowloon, Hong Kong	800	Leased	Sales Office	Components and Sensors
Poway, California	45,000	Leased	Sublet to Tenant	EMS
Sandwich, Illinois	94,000	Owned(1)	Idle Facility	Components and Sensors
Shanghai, China	1,708	Leased	Sales Office	Components and Sensors
Southfield, Michigan	1,700	Leased	Sales Office	Components and Sensors
Taipei, Taiwan	1,420	Leased	Sales Office	Components and Sensors
Nagoya, Japan	785	Leased	Sales Office	Components and Sensors
Yokohama, Japan	1,400	Leased	Sales Office	Components and Sensors

(1) The land and buildings are collateral for the revolving credit agreement.

CTS regularly assesses the adequacy of its manufacturing facilities for manufacturing capacity, available labor and location to its markets and major customers. Management believes CTS' manufacturing facilities are suitable and adequate, and have sufficient capacity to meet its current needs. The extent of utilization varies from plant to plant and with general economic conditions. CTS also reviews the operating costs of its facilities and may from time-to-time relocate or move a portion of its manufacturing activities in order to reduce operating costs and improve asset utilization and cash flow. Refer also to Note C, "Restructuring and Impairment Charges," and Note B, "Asset Sales," appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15 (a) (1) and (2).

Item 3. Legal Proceedings

Certain processes in the manufacture of CTS' current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. CTS has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a Potentially Responsible Party (PRP) regarding hazardous waste remediation at several non-CTS sites. In addition to these non-CTS sites, CTS has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against CTS with respect to other environmental matters. In the opinion of management, based upon presently available information relating to all such matters, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position, results of operations, or cash flows of CTS.

Certain claims are pending against CTS with respect to matters arising out of the ordinary conduct of its business. For all claims, in the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been accrued or the ultimate anticipated costs resulting will not materially affect CTS' consolidated financial position, results of operations, or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of 2004, no matter was submitted to a vote of CTS security holders.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities

The principal market for CTS common stock is the New York Stock Exchange using the symbol "CTS." Quarterly market high and low trading prices for CTS Common Stock for each quarter of the past two years and the amount of dividends declared during the previous two years is located in "Shareholder Information," appearing in the 2004 Annual Report to Shareholders, portions of which are filed herewith as Exhibit (13) and are incorporated herein by reference (2004 Annual Report). On March 1, 2005, there were approximately 1,610 CTS common shareholders of record.

CTS' current practice is to pay quarterly dividends at the rate of $0.03 per share, or an annual rate of $0.12 per share. The revolving credit agreement limits CTS' ability to pay dividends, but it permits CTS to continue to pay quarterly dividends at the rate of $0.03 per share. The declaration of a dividend and the amount of any such dividend is subject to earnings, anticipated working capital, capital expenditures, other investment requirements, the financial condition of CTS, and any other factors considered relevant by the Board of Directors.

In July 2004, CTS' Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market during the next two years. This July 2004 authorization effectively canceled the board's previous stock repurchase authorization. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2004, CTS repurchased 183,000 shares at a total cost of $2.0 million. At December 31, 2004, CTS was authorized to repurchase approximately 817,000 additional shares.

Item 6. Selected Financial Data

A summary of selected financial data for CTS for each of the previous five years is contained in the "Five-Year Summary," included in the 2004 Annual Report and incorporated herein by reference.

Certain acquisitions, divestitures, closures of operations or product lines, and certain accounting reclassifications affect the comparability of information contained in the "Five-Year Summary."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Information about results of operations, liquidity and capital resources for the three previous years, is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations (2002-2004)," included in the 2004 Annual Report and incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

A discussion of market risk for CTS is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations (2002-2004)," included in the 2004 Annual Report and incorporated herein by reference and in Note A, "Summary of Significant Accounting Policies — Financial Instruments," of the notes to the consolidated financial statements as noted in the Index appearing under Item 15 (a) (1) and (2).

Item 8. Financial Statements and Supplementary Data

Consolidated financial statements, meeting the requirements of Regulation S-X, the "Report of Independent Registered Public Accounting Firm," and "Quarterly Results of Operations" and "Per Share Data" appear in the financial statements and supplementary financial data as noted in the Index appearing under Item 15 (a)(1) and (2), and are included in the 2004 Annual Report and incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

CTS maintains a set of disclosure controls and procedures designed to ensure information required to be disclosed by CTS in reports that it files or submits under the Securities Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms. Management recognizes that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. As of December 31, 2004, the end of the year covered by this report, an evaluation was carried out under the supervision and with the participation of CTS' management, including the chief executive officer and chief financial officer, of the effectiveness of CTS' disclosure controls and procedures. Based upon that evaluation, the chief executive officer and chief financial officer have concluded that CTS' disclosure controls and procedures are effective at the reasonable assurance level referred to above. There were no changes in CTS' internal control over financial reporting that materially affected, or are reasonably likely to materially affect, CTS' internal controls over financial reporting.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, CTS included a report of management's assessment of the design and effectiveness of its internal control over financial reporting as part of this Annual Report on Form 10-K for the year ended December 31, 2004. Management's report is included in CTS' 2004 Financial Statements under the caption entitled "Management's Report on Internal Control Over Financial Reporting" appearing as noted in the Index to the consolidated financial statements appearing under Item 15(a)(1) and (2).

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information responsive to Items 401(a) and 401(e) of Regulation S-K pertaining to directors of CTS is contained under the caption "Item 1. — Election of Directors" in the 2005 Proxy Statement for the 2005 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission (2005 Proxy Statement), and is incorporated herein by reference.

Information responsive to Item 405 of Regulation S-K pertaining to compliance with Section 16(a) of the Securities Exchange Act of 1934 is contained in the 2005 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated herein by reference.

Information responsive to Items 401(h) and 401(i) of Regulation S-K pertaining to the Audit Committee of the Board of Directors is contained under the caption "2004 Committees of the Board, Audit Committee" in the 2005 Proxy Statement, and is incorporated herein by reference.

CTS has adopted a Code of Ethics that applies to all of its employees, including its principal executive officer, principal financial officer, and principal accounting officer or controller. CTS' Code of Ethics is posted on its website at www.ctscorp.com/governance/code_of_ethics.htm.

The individuals in the following list were elected as executive officers of CTS at the annual meeting of the Board of Directors on April 28, 2004. They are expected to serve as executive officers until the next annual meeting of the Board of Directors, scheduled to be held on or about May 4, 2005, at which time the election of officers will be considered again by the Board of Directors.

LIST OF OFFICERS

Name	Age	Positions and Offices
Donald K. Schwanz	60	Chairman, President and Chief Executive Officer
Donald R. Schroeder	56	Executive Vice President and Chief Technology Officer
Vinod M. Khilnani	52	Senior Vice President and Chief Financial Officer
H. Tyler Buchanan	52	Senior Vice President
James L. Cummins	49	Senior Vice President Administration
Richard G. Cutter, III	58	Vice President, General Counsel and Secretary
Thomas A. Kroll	50	Vice President and Controller
Matthew W. Long	43	Treasurer

BRIEF HISTORY OF OFFICERS

Donald K. Schwanz was elected President in January 2001 and named Chief Executive Officer effective October 1, 2001. Mr. Schwanz was appointed Chairman of the Board of Directors on January 1, 2002. From January 2001 through October 1, 2001, Mr. Schwanz served as Chief Operating Officer of CTS. Prior to joining CTS in January 2001, he was President of the Industrial Control Business at Honeywell, Inc. since 1999, and had been with Honeywell, an aerospace company, since 1979, with positions of increasing responsibility.

Donald R. Schroeder was elected Executive Vice President and Chief Technology Officer, effective December 20, 2000. From February 2000 to December 2000, Mr. Schroeder served as Vice President Business Development and Chief Technology Officer. From 1995 to January 2000, Mr. Schroeder served as Vice President Sales and Marketing.

Vinod M. Khilnani was elected Senior Vice President and Chief Financial Officer, effective May 7, 2001. Prior to joining CTS, Mr. Khilnani was Vice President and Chief Financial Officer at Simpson Industries, Inc. from 1997 to December 2000, and was appointed Vice President and Corporate Controller of Metaldyne Corporation, a $2.5 billion automotive components company created through the merger of Simpson Industries and Masco Tech, in December 2000.

H. Tyler Buchanan was elected Senior Vice President, effective December 31, 2001. Prior to this, Mr. Buchanan was Vice President since August 2000, and Vice President and General Manager, CTS Automotive Products. He has held positions of varying responsibility with CTS since 1977.

James L. Cummins was elected Senior Vice President Administration, effective December 31, 2001. Prior to this, Mr. Cummins was Vice President Human Resources since 1994. From 1991 through 1994, he served as Director of Human Resources.

Richard G. Cutter, III was elected Vice President, General Counsel and Secretary effective December 31, 2001. Prior to this, Mr. Cutter was Vice President and Assistant Secretary since August 2000, and General Counsel since January 2000. Prior to joining CTS, he was General Counsel with General Electric — Silicones, a global manufacturer of silicone-based raw materials.

Thomas A. Kroll was elected Vice President and Controller on October 31, 2002. Prior to this, Mr. Kroll served as Controller Group Accounting since joining CTS in November 2000. Prior to joining CTS, he served as Corporate Controller for Fedders Corporation from 1995.

Matthew W. Long was elected Treasurer effective May 1, 2003. From December 2000 through May 2003, Mr. Long served as Assistant Treasurer. Mr. Long was Corporate Controller for Morgan Drive Away, Inc., a transportation services company, from July through December 2000. Prior to this, he served as Controller with CTS' Electrocomponents operating unit and as Corporate External Financial Accounting Manager from 1996 through July 2000.

Item 11. Executive Compensation

Information responsive to Item 402 of Regulation S-K pertaining to management remuneration is contained in the 2005 Proxy Statement under the captions "Director Compensation" and "Executive Compensation," and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information responsive to Item 403 of Regulation S-K pertaining to security ownership of certain beneficial owners and management is contained in the 2005 Proxy Statement under the caption "Stock Ownership Information," and is incorporated herein by reference.

Equity Compensation Plan Information

Information responsive to Item 201(d)(2) of Regulation S-K pertaining to equity compensation plan information is summarized in the following table:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a))
Equity compensation plans approved by security holders	1,636,900	$16.80	6,111,587
Equity compensation plans not approved by security holders	56,261[1]	—[1]	—[1]
Total	1,693,161		6,111,587

(1) CTS has a stock retirement plan for nonemployee directors under which an account for each nonemployee director is annually credited with 800 common stock units. Through January 2004, CTS annually credited each deferred stock account with an additional number of common stock units representing the amount of dividends which would have been paid on an equivalent number of shares of CTS common stock for each quarter during the preceding calendar year. Upon retirement, the nonemployee director is entitled to receive one share of the Company's common stock for each common stock unit in his deferred stock account. CTS has issued only treasury shares for common stock units under the plan. In the past, the New York Stock Exchange has not required companies to obtain shareholder approval when issuing treasury shares or shares purchased in the open market under compensatory plans. As of December 1, 2004, this plan was amended to preclude crediting any additional units under the plan. At December 31, 2004, the deferred stock accounts contained a total of 56,261 units.

Item 13. Certain Relationships and Related Transactions

Information responsive to Item 404 of Regulation S-K is contained in the 2005 Proxy Statement under the caption "Certain Business Relationships" and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information contained in the 2005 Proxy Statement under the caption "Independent Registered Public Accounting Firm" is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statements Schedules

The list of financial statements and schedules required by Item 15 (a) (1) and (2) is contained on page S-1 herein.

(a) (3) Exhibits

All references to documents filed pursuant to the Securities Exchange Act of 1934, including Forms 10-K, 10-Q and 8-K, were filed by CTS Corporation, File No. 1-4639.

(3) (i) Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 5 to the Current Report on Form 8-K, filed with the Commission on September 1, 1998).

(3) (ii) Bylaws (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K, filed with the Commission on September 1, 1998).

(10) (a) Employment Agreement, dated as of September 7, 2001, between the Company and Donald K. Schwanz (incorporated by reference to Exhibit (10) (a) to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the Commission on November 5, 2001).*

(10) (b) Prototype officers and directors indemnification agreement (incorporated by reference to Exhibit (10) (g) to the Annual Report on Form 10-K for the year ended December 31, 1995, filed with the Commission on March 21, 1996).

(10) (c) CTS Corporation 1988 Restricted Stock and Cash Bonus Plan, approved by the shareholders on April 28, 1989, as amended and restated on May 9, 1997 (incorporated by reference to Exhibit (10) (e) to the Quarterly Report on Form 10-Q for the quarter ended June 29, 1997, filed with the Commission on August 12, 1997).*

(10) (d) CTS Corporation 1996 Stock Option Plan, approved by the shareholders on April 26, 1996, as amended and restated on May 9, 1997 (incorporated by reference to Exhibit (10) (f) to the Quarterly Report on Form 10-Q for the quarter ended June 29, 1997, filed with the Commission on August 12, 1997).*

(10) (e) CTS Corporation 2001 Stock Option Plan, approved by the shareholders on March 9, 2001 (incorporated by reference to Exhibit (10) (c) to the Quarterly Report on Form 10-Q for the quarter ended April 1, 2001, filed with the Commission on April 27, 2001).*

(10) (f) Rights Agreement between CTS Corporation and National City Bank, N.A., (successor to EquiServe Trust Company, N.A.) dated August 28,1998 (incorporated by reference to Exhibit 1 to the Current Report on Form 8-K filed with the Commission on September 1, 1998).

(10) (g) Amendment No. 1, dated as of October 15, 2001, to the Rights Agreement dated as of August 28, 1998, between CTS Corporation and National City Bank, N.A., (successor to EquiServe Trust Company, N.A.) (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement on Form 8-A filed with the Commission on April 29, 2002).

(10) (h) Amendment No. 2, dated as of April 22, 2002, to the Rights Agreement, dated as of August 28, 1998, between CTS Corporation and National City Bank, N.A., (successor to EquiServe Trust Company, N.A.), as amended on October 15, 2001 (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Registration Statement on Form 8-A filed with the Commission on April 29, 2002).

(10) (i) CTS Corporation Stock Retirement Plan for Non-Employee Directors, effective April 30, 1990, as amended incorporated by reference to Exhibit (10) (a) to the Quarterly Report on Form 10-Q for the quarter ended March 30, 2003, filed with the Commission on April 23, 2003.*

(10) (j) Amendment dated as of December 1, 2004, to the CTS Corporation Stock Retirement Plan for Non-Employee Directors, effective April 30, 1990, as amended, filed herewith.*

(10) (k) Prototype Severance Agreements between CTS Corporation and its officers, general managers and managing directors (incorporated by reference to Exhibit (10) (k) to the Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Commission on February 14, 2003).*

(10) (l) Securities Purchase Agreement, dated April 15, 2002, among CTS Corporation, Halifax Fund, L.P., DeAm Convertible Arbitrage Fund, Ltd., Palladin Overseas Fund, Ltd., Lancer Securities (Cayman) Ltd., Palladin Partners I, L.P., Steelhead Investments, Ltd., and Ram Trading, Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K dated April 19, 2002, filed with the Commission on April 22, 2002).

(10) (m) Form of 6½% Convertible Subordinated Debenture (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K dated April 19, 2002, filed with the Commission on April 22, 2002).

(10)(n) CTS Corporation Management Incentive Plan approved by the shareholders on May 1, 2002 (incorporated by reference to Appendix A to the Proxy Statement for the 2002 Annual Meeting of Shareholders, filed with the Commission on March 18, 2002).*

(10)(o) CTS Corporation Pension Plan (formerly the CTS Corporation Salaried Employees' Pension Plan) (incorporated by reference to Exhibit (10)(t) to the Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Commission on February 14, 2003).*

(10)(p) Amendments to the CTS Corporation Pension Plan (formerly known as the CTS Corporation Salaried Employees' Pension Plan) (incorporated by reference to Exhibit 10(b) to the Quarterly Report on Form 10-Q for the quarter ended June 29, 2003, filed with the Commission on July 25, 2003).*

(10)(q) Credit Agreement dated as of July 14, 2003 by and among CTS Corporation, the Lenders named therein and Harris Trust and Savings Bank as L/C Issuer and Administrative Agent (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended June 29, 2003, filed with the Commission on July 25, 2003).

(10)(r) Amendment No. 1, dated as of June 17, 2004, to the Credit Agreement dated as of July 14, 2003 by and among CTS Corporation, the Lenders named therein and Harris Trust and Savings Bank as L/C Issuer and Administrative Agent (incorporated by reference to Exhibit 10(1) to the Quarterly report on Form 10-Q for the quarter ended June 27, 2002), filed with the Commission on July 20, 2004.

(10)(s) Amendment No. 2, dated as of October 12, 2004, to the Credit Agreement dated as of July 14, 2003 by and among CTS Corporation, the Lenders named therein and Harris Trust and Savings Bank as L/C Issuer and Administrative Agent (incorporated by reference to Exhibit 10(a) to the current report on Form 8-K dated October 12, 2004, filed with the Commission on October 15, 2004.

(10)(t) CTS Corporation 2003 Excess Benefit Retirement Plan, as adopted effective July 1, 2003 (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended September 28, 2003, filed with the Commission on October 29, 2003).*

(10)(u) Amendment No. 1, effective June 1, 2004, to the CTS Corporation 2003 Excess Benefit Retirement Plan, as adopted effective July 1, 2003, filed herewith.

(10)(v) Purchase Agreement dated May 5, 2004 by and between CTS Corporation and Bear Stearns & Co. Inc., as Initial Purchaser (incorporated by reference to the Exhibit 1.1 to the Current Report on Form 8-K dated May 18, 2004, filed with the Commission on May 19, 2004).

(10)(w) Indenture dated as of May 11, 2004 by and between CTS Corporation and Wells Fargo Bank, N.A. as Trustee (incorporated by reference to the Exhibit 1.1 to the Current Report on Form 8-K dated May 18, 2004, filed with the Commission on May 19, 2004).

(10)(x) CTS Corporation 2004 Omnibus Long-term Incentive Plan, Prototype Incentive Stock Option Agreement and Prototype Restricted Stock Unit Agreement (incorporated by reference to the Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended September 26, 2004, filed with the Commission on October 19, 2004).*

(10)(y) Agreement and Plan of Merger dated November 16, 2004 by and among SMTEK International, Inc., Cardinal Acquisition, Inc. and CTS Corporation (incorporated by reference to the Exhibit 2.1 to the Current Report on Form 8-K dated November 17, 2004, filed with the Commission on November 17, 2004).

(10)(z) Prototype Non-employee Director Restricted Stock Unit Agreement, filed herewith.*

(10)(aa) Director and Named Executive Officer Compensation, filed herewith.*

(13) Portions of the 2004 Annual Report to shareholders incorporated herein, filed herewith.

(21) Subsidiaries filed herewith.

(23) Consent of PricewaterhouseCoopers LLP.

(31)(a) Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(31)(b) Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(32)(a) Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(32)(b) Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(99)(a) Risk Factors, filed herewith.

** Management contract or compensatory plan or arrangement.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTS Corporation

Date: March 3, 2005

By */s/ Vinod M. Khilnani*
Vinod M. Khilnani
Senior Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 3, 2005

/s/ Donald K. Schwanz
Donald K. Schwanz,
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)

Date: March 3, 2005

/s/ Walter S. Catlow
Walter S. Catlow, Director

Date: March 3, 2005

/s/ Lawrence J. Ciancia
Lawrence J. Ciancia, Director

Date: March 3, 2005

/s/ Thomas G. Cody
Thomas G. Cody, Director

Date: March 3, 2005

/s/ Gerald H. Frieling, Jr.
Gerald H. Frieling, Jr., Director

Date: March 3, 2005

/s/ Roger R. Hemminghaus
Roger R. Hemminghaus, Director

Date: March 3, 2005

/s/ Michael A. Henning
Michael A. Henning, Director

Date: March 3, 2005

/s/ Robert A. Profusek
Robert A. Profusek, Director

Date: March 3, 2005

/s/ Patricia K. Vincent
Patricia K. Vincent, Director

Date: March 3, 2005

/s/ Vinod M. Khilnani
Vinod M. Khilnani
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

Date: March 3, 2005

/s/ Thomas A. Kroll
Thomas A. Kroll
Vice President and Controller

FORM 10-K — ITEM 15 (a) (1) AND (2) AND ITEM 15 (c)

CTS CORPORATION AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTARY DATA AND FINANCIAL STATEMENT SCHEDULE

The following consolidated financial statements of CTS Corporation and subsidiaries included in the 2004 Annual Report are referenced in Part II, Item 8, filed herewith as Exhibit (13) and incorporated herein by reference:

The following consolidated financial statement schedule of CTS Corporation and subsidiaries is included in Item 15 (c):

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not applicable, not required or the information is included in the consolidated financial statements or notes thereto.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 North Walker
Chicago IL 60606
Telephone (312) 298-2000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of CTS Corporation

We have completed an integrated audit of CTS Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of CTS Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 15, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Indianapolis, Indiana
March 3, 2005

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions		Deductions	Balance at End of Period
		Charged to Expense	Charged to Other Accounts		
			(In thousands of dollars)		
Year ended December 31, 2004:					
Allowance for doubtful accounts	$1,585	$ —	$—	$(135)	$1,450
Year ended December 31, 2003:					
Allowance for doubtful receivables	$1,694	$396	$—	$(505)	$1,585
Year ended December 31, 2002:					
Allowance for doubtful receivables	$1,470	$228	$—	$ (4)	$1,694

Management's Report on Internal Control Over Financial Reporting

CTS' management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including CTS' principal executive officer and principal financial officer, CTS conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on CTS' evaluation under the framework in Internal Control — Integrated Framework, management concluded that CTS' internal control over financial reporting was effective as of December 31, 2004. Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

CTS Corporation
Elkhart, IN
March 3, 2005

<u>/s/ Donald K. Schwanz</u>	*<u>/s/ Vinod M. Khilnani</u>*
Donald K. Schwanz	Vinod M. Khilnani
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

EXHIBIT (13)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2002-2004)

Overview

CTS is a global manufacturer and supplier of components and sensors to the automotive, communications, and computer markets. The Company also manufactures and designs specialized electronic products for industrial, communications, and computing infrastructure OEMs. Sales and marketing is accomplished through CTS sales engineers, independent manufacturers' representatives, and distributors. Total sales in 2004 of $531.3 million were reported through two business segments, Electronics Manufacturing Services (EMS) and Components and Sensors, which represented 50.9% and 49.1% of CTS' total sales in 2004, respectively.

In 2004, the Company experienced a strong year-over-year sales increase and improved net earnings significantly from 2003. During this period, the Company continued to focus on three key priorities: (1) improving profitability concurrently with growing sales; (2) strengthening the balance sheet; and (3) developing new sources of revenue to drive future growth. During 2004, CTS continued to see growth in certain of its existing served markets, as well as new business awards from existing and new customers. Additionally, CTS continued to report progress in growth initiatives, especially new automotive platform positions and precision frequency products for the communications infrastructure market.

As discussed in more detail throughout the MD&A:

- CTS' revenues increased 14.8% during 2004 compared to 2003, following 1% sales growth in 2003 compared to 2002. Most of the increase came in the EMS segment, which was up 28.7% compared to 2003, while the Components and Sensors segment experienced 3.2% growth.
- Gross margins in 2004 increased $13.0 million from 2003, primarily due to sales growth.
- The Company continued to leverage selling, general and administrative and research and development expenses and reduced them to 15.5% of sales in 2004 from 16.9% in 2003 and 19.1% in 2002.
- The operating earnings of $31.1 million in 2004 included $3.9 million of gain on asset sales. In 2003, operating earnings of $13.8 million included a $4.6 million asset impairment charge.
- Net earnings of $20.0 million in 2004 substantially exceeded net earnings of $12.6 million in 2003.
- Diluted earnings per share of $0.53 in 2004 increased $0.17 from diluted earnings per share of $0.36 in 2003.
- Cash and cash equivalent balances were $61.0 million at the end of 2004, compared to $25.3 million in 2003.
- Total debt balances were $97.5 million at the end of 2004, versus $75.9 million in 2003, and $95.4 million in 2002. Interest expense decreased over the last two years, benefiting from the lower interest rate and lower average debt balances. Interest expense was $5.5 million in 2004, $7.7 million in 2003, and $10.2 million in 2002.

Acquisition

On November 16, 2004, CTS entered into a merger agreement with SMTEK International, Inc. The agreement was approved by SMTEK shareholders on January 31, 2005. SMTEK is a publicly traded company in the electronics manufacturing services (EMS) industry with sales of $102.4 million and operating earnings of $4.0 million in the reported 12-month period ended September 30, 2004. With operations on both the east and west coasts of the United States, and in southeast Asia, SMTEK serves over 25 major customers in the medical, industrial and security, aerospace and defense, and communications markets. The estimated aggregate purchase price is approximately $60 million, consisting of $35 million cash consideration, $13 million of SMTEK debt assumed by CTS, approximately 812,000 shares of CTS common stock valued at $10 million, and $2 million of estimated transaction costs.

Benefits of the acquisition include:

- Accelerated expansion into new markets: SMTEK primarily serves medical, industrial and security, aerospace and defense, and communications markets. CTS' largest EMS markets are in computing and communications.
- Reduced customer concentration: SMTEK brings a variety of new large accounts that will significantly broaden CTS' EMS customer base.
- Enhanced operational capabilities: SMTEK is a leader in printed circuit board design, assembly and testing for complex electronic products and has key process and agreement certifications in medical and aerospace.
- Increased global footprint: SMTEK has strong operational capabilities on the east coast and west coast, and in Thailand. CTS has EMS operations on the east coast, in Europe, China and Singapore.

Outlook

Including the impact of SMTEK, CTS expects 2005 full year sales to grow by 30-35%, and diluted earnings per share to be in the range of $0.65 — $0.72. The earnings per share guidance includes a negative impact of approximately $0.05 per share from adopting the new accounting rule on contingently convertible debentures. The Company expects the SMTEK acquisition to be accretive by $0.04-$0.06 per share in 2005.

Critical Accounting Policies

CTS management's discussion and analysis is based on its consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities. CTS evaluates its estimates on an ongoing basis, based on historical experience and other assumptions believed to be relevant under the circumstances. Actual results may differ, perhaps materially, from the estimates under different assumptions or conditions.

CTS' served markets are characterized by rapid technological change and frequent new product introductions and enhancements. These characteristics, along with global economic conditions, are risks that require management judgment when determining appropriate accounting decisions. Management believes that judgment and estimates related to the following critical accounting policies could materially affect its consolidated financial statements:

Estimating inventory valuation, the allowance for doubtful accounts and other accrued liabilities

CTS management makes estimates of the carrying value of its inventory based upon historical usage, new product introductions and projected customer purchase levels. The ever-changing technology environment of the served markets affects these estimates. Similarly, management makes estimates of the collectability of its accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Finally, CTS is involved in litigation in the normal course of business and is regulated under a number of environmental and safety laws. Accruals for known exposures are established based on management's best estimate after considering the advice of legal counsel.

Valuation of long-lived and intangible assets and depreciation/amortization periods

CTS assesses the carrying value of long-lived and intangible assets and the remaining useful lives whenever events or changes in circumstances indicate the carrying value may not be recoverable or the estimated useful life may no longer be appropriate. Factors considered important which could trigger this review include significant decreases in operating results, significant changes in its use of the assets, competitive factors and the strategy of its business, and significant negative industry or economic trends. The Company cannot predict the occurrence of future impairment-triggering events nor the impact such events might have on the reported asset values. Such events may include strategic decisions made in response to the economic conditions relative to product lines, operations and the impact of the economic environment on our customer base.

When the Company determines that the carrying value of long-lived and intangible assets may not be recoverable based on an assessment of future undiscounted cash flows from the use of those assets, an impairment charge to record the assets at fair value may be recorded. Impairment is measured based on fair values utilizing estimated discounted cash flows, published third-party sources, third-party offers and information furnished by third-party brokers/dealers.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carryforwards using currently enacted tax rates. CTS must also estimate its current tax exposure for situations where taxing authorities would assert tax positions different than those taken by the Company. Such reserves are routinely reviewed and adjusted when required to reflect changes in estimates based on factors such as changes in tax laws, results of tax authority reviews and statutory limitations. CTS estimates its income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. The valuation allowance is based on CTS' estimates of taxable income in each jurisdiction in which it operates and the period over which the deferred tax assets will be recoverable.

CTS believes it will more likely than not realize the benefits of its $54.4 million U.S. net operating loss carryforwards, which expire in 2021 through 2024. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2005 through 2013. The projections were based on taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communications components product lines consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS. In the event that actual results differ from these estimates in future periods, CTS may need to establish an additional valuation allowance or reduce the valuation allowance, which could materially impact the results of operations and financial position.

The annual effective income tax rate is based on CTS' current legal organization and forecasted earnings in the various taxing jurisdictions in which the Company operates. Changes in CTS' legal organization, the amount or the location of global earnings could impact its future effective income tax rate. In 2004, CTS's effective tax rate decreased from 25% to 23% primarily as a result of increased profits being reported in lower taxed jurisdictions.

Retirement Plans

Actuarial assumptions are used in determining pension income and expense and the pension benefit obligation. CTS, after considering the recommendations of its actuaries, assumes a discount rate, expected rate of return on plan assets and a rate of compensation increase in determining its annual pension income and expense and the projected benefit obligation. Experience gains/losses arising from any variance between the expected rate of return of plan assets and the actual results are amortized over periods ranging from 5 to 16 years. During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted. Changes in the actuarial assumptions could have a material affect on CTS' results of operations in future years.

For 2004, CTS had a weighted-average discount rate of 6.17% for pension income and expense. CTS reduced the discount rate assumption for 2005 to reflect the interest rate decline on high-quality corporate bonds. The Company reduced the discount rate on its domestic plans from 6.25% at January 1, 2004 to 6.0% at January 1, 2005. The range of discount rates utilized by its foreign plans was also increased from 3.5%-5.4% in 2004 to 3.5%-5.6% in 2005.

The Company also revised its long-term expected return on plan asset assumption as a result of its evaluation of long-term returns. The expected return on domestic plan assets at January 1, 2005 was lowered to 8.50% from 8.75% and the range of expected returns on foreign plan assets stayed the same, at 3.50%-7.00%.

CTS expects these changes in actuarial assumptions, combined with the pension asset balance at the end of 2004, will reduce 2005 consolidated pension income by approximately $3-$4 million.

Results of Operations

Business Segment Discussion

CTS has two reportable business segments: 1) Components and Sensors and 2) Electronics Manufacturing Services (EMS).

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of: automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in cellular handsets, communications infrastructure, and computer markets; low temperature cofired ceramics (LTCC) used in various communications, military, aerospace, and automotive applications; terminators, including ClearONE™ terminators, used in computer and other high speed applications, switches, resistor networks; and potentiometers used to serve multiple markets.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly, such as printed circuit board assembly, performed under a contract manufacturing agreement with an OEM or other contract manufacturer. EMS also includes the design of interconnect systems and complex backplanes as may be required by the customer.

For additional information on business segments, refer to "Note M — Business Segments."

The following table summarizes net sales and operating earnings by business segment:

($ in thousands)	Components & Sensors	EMS	Total
2004			
Net sales to external customers	**$260,982**	**$270,334**	**$531,316**
Segment operating earnings	**23,311[1]**	**7,817**	**31,128**
% of segment sales	**8.9%**	**2.9%**	**5.9%**
2003			
Net sales to external customers	$ 252,911	$ 210,076	$ 462,987
Segment operating earnings	7,394	10,985	18,379
% of segment sales	2.9%	5.2%	4.0%
2002			
Net sales to external customers	$ 270,919	$ 186,885	$ 457,804
Segment operating earnings (loss)	(5,927)	10,790	4,863
% of segment sales	(2.2)%	5.8%	1.1%

(1) Includes $3.9 million of gain on asset sales.

The 2004 Components and Sensors business segment sales increased $8.1 million, or 3.2%, from 2003. The increase was primarily due to increased demand for the automotive sensor products, communication infrastructure products and favorable foreign exchange, due to the weakening of the U.S. dollar against the British Pound and the Euro. Despite a small sales increase, segment operating earnings more than tripled from the prior year, primarily due to favorable impact from the contribution of incremental sales and product mix of approximately $3.8 million. Lower depreciation expenses of $7.9 million, due to a lower level of capital expenditures in recent years versus high levels of capital expenditures in the preceding years, and an intersegment cost allocation to EMS Singapore operation of $1.7 million also helped to improve segment operating earnings in 2004. The segment operating earnings also included $3.9 million of gain on asset sales, including $2.7 million gain from sale of excess land in Canada, and a favorable impact of foreign exchange rate movements. Research and development expenses decreased $2.7 million in 2004 compared to 2003, as a result of streamlining research and development activities. These favorable factors were partially offset by product launch costs of $2.8 million and higher operating expenses of $4.9 million related to incentive compensation and professional services.

Components and Sensors 2003 business segment sales decreased $18.0 million, or 6.7%, from the prior year. The decrease was primarily due to a reduction of end-of-life product sales of $16.2 million and continuing softness in the communications market. End-of-life product sales represent the final shipments of products that have been replaced by newer technologies or no longer meet the Company's profit objectives and the decision is made by the company to cease manufacturing. Sales into the automotive market increased slightly in 2003, benefited by the introduction of new product and sales into Asia. Despite the overall sales decrease, segment operating earnings improved $13.3 million primarily from $10.1 million of lower depreciation and amortization expense and reduced operating expenses of $11.9 million mainly in wages and related benefits. These improvements were partially reduced by the impact of lower volume of approximately $4.6 million and $4.1 million of favorable items occurring in 2002, primarily related to a $3.1 million customer reimbursement.

EMS 2004 business segment sales increased $60.2 million, or 28.7%, from the prior year. The revenue increase was primarily due to $24.9 million increase in data storage systems, $20.8 million increase in communications infrastructure systems and $9.3 million increase in networking equipment from both existing customers and new customers. The operating earnings of $7.8 million decreased $3.2 million from the prior year. The decrease in earnings was primarily driven by price reductions in connection with the product transfer to Singapore and an unfavorable impact of foreign exchange rate movements. These price reductions were partially offset by cost reductions. CTS anticipates additional cost reductions after a full year of EMS Singapore operations. Also, EMS incurred an intersegment cost allocation of $1.7 million from the Components and Sensors segment. Additionally, in 2004, some start-up costs were incurred to support the new operation in Singapore. These unfavorable factors were partially offset by the favorable impact of $6.9 million from higher sales and product mix.

CTS earnings are subject to fluctuations of foreign currency exchange rates. For 2004, the impact of foreign exchange rates was positive on Components and Sensors segment operating earnings, while negative on EMS segment operating earnings, primarily due to the weakening of the U.S. Dollar against the Euro and British Pound. To a large extent, the unfavorable impact was offset by the favorable impact.

EMS business segment sales increased $23.2 million, or 12.4%, in 2003 from the prior year. Sales into the communications market increased, due primarily to stronger shipments of infrastructure products into China and Europe. Additionally, shipments of computer products increased in 2003, following a decline in the prior year. Segment operating earnings of $11.0 million increased $0.2 million from the prior year primarily from favorable volume impacts, partially offset by product mix, of $1.2 million, and $1.0 million of higher general and administrative and selling and marketing expenses.

Sales in Geographic Regions

CTS has continued its expansion into the Asia-Pacific markets. Geographically, sales into the Asia-Pacific region are now 36% of CTS' total net sales versus 29% in 2003. Sales in Europe and the Americas decreased to 19% from 23% of total net sales and 45% from 48% of total net sales, respectively. The following table presents the percentage of net sales into each geographic region within each segment and consolidated:

Geographic Region	Components & Sensors			EMS			Consolidated Total		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Americas	**56%**	55%	56%	**34%**	41%	45%	**45%**	48%	52%
Europe	**17%**	15%	17%	**20%**	32%	35%	**19%**	23%	24%
Asia-Pacific	**27%**	30%	27%	**46%**	27%	20%	**36%**	29%	24%
Total	**100%**	100%	100%	**100%**	100%	100%	**100%**	100%	100%

Discussion — Most Recent Three Years

The following table highlights significant information from CTS' *consolidated results of operations during the past three years:*

(In thousands of dollars)	Year Ended December 31, 2004	2003	2002
Net sales	$531,316	$462,987	$457,804
Cost of goods sold	421,560	366,275	366,775[1]
Gross margin	109,756	96,712	91,029
% of net sales	20.7%	20.9%	19.9%
Selling, general and administrative expenses	63,485	56,857	63,337
% of net sales	11.9%	12.3%	13.8%
Research and development expenses	19,063	21,476	24,118
% of net sales	3.6%	4.6%	5.3%
Gain on asset sales	(3,920)	—	—
Restructuring and impairment charges	—	4,563	18,343
Operating earnings (loss)	31,128	13,816	(14,769)
% of net sales	5.9%	3.0%	(3.2)%
Interest expense	5,535	7,688	10,240
Other income	324	120	1,209
Earnings (loss) before income taxes	25,917	6,248	(23,800)
Income tax expense (benefit)	5,961	(6,327)[2]	(5,950)
Net earnings (loss)	$ 19,956	$ 12,575	$(17,850)
% of net sales	3.8%	2.7%	(3.9)%

(1) Cost of goods sold includes restructuring-related charges consisting primarily of inventory write downs, equipment relocations and other employee-related costs of $1.3 million in 2002.

(2) Includes a $7.9 million benefit resulting from the reversal of reserves that were no longer required following the expiration of statutory deadlines.

Net sales increased $68.3 million in 2004, or 14.8%, from prior year, primarily due to the EMS increase of $60.2 million related to increased demand for communications infrastructure systems, networking equipment, and data storage systems. In addition, Components and Sensors sales increased $8.1 million, primarily related to increased demand for automotive products, and communications infrastructure components.

The 2003 net sales increased $5.2 million, or 1%, from 2002. This increase was primarily due to higher EMS product sales of $23.2 million, partially offset by an $18.0 million decrease in Components and Sensors product sales. The improved sales volume in the EMS business segment was driven by growth in shipments of communication products primarily in infrastructure end markets in China. The decreased sales volume in the Components and Sensors business segment principally reflects the decision to end-of-life certain products in the third quarter of 2002.

The Company's 15 largest customers represented 69% of net sales in 2004. This is a slight decrease from 71% and 73% in 2003 and 2002, respectively. This percentage is decreasing as the Company continues efforts to broaden its business base, particularly in automotive and wireless infrastructure product offerings. Sales to Hewlett-Packard Company represented 33% of net sales in 2004, 2003, and 2002. Sales to Motorola, Inc. were 13% of net sales in 2004 and 2003, and 12% in 2002.

CTS' products are usually priced with consideration to expected or required profit margins, customer expectations, and market competition. Pricing for most of CTS' Components and Sensors and EMS products generally decrease over time and also fluctuate in accordance with total industry utilization of manufacturing capacity. In both CTS segments, nominal annual price reductions are in the single-digit range, which is typical of the industry. CTS continues to work on cost reduction to offset the negative price impact on profit margin.

Gross margin increased $13.0 million, or 13.5%, in 2004 from 2003, primarily due to higher sales of $68.3 million and lower depreciation expense, as mentioned in the Business Segment Discussion. However, gross margin as a percentage of sales declined because of the higher percent of EMS segment sales, which inherently have a lower gross margin percentage than Components and Sensors segment sales.

Gross margin in 2003 increased $5.7 million, or 1.0 percentage point, over 2002, to 20.9%, on improved sales of $5.2 million. Items contributing to the gross margin percentage increase included $6.2 million of lower depreciation expense, $6.0 million from favorable product mix and volume–related improvements, partially offset by $3.7 million in lower pension income. The 2002 gross margin also included a favorable adjustment of $3.1 million for a customer reimbursement and $1.3 million of restructuring related charges.

Selling, general and administrative expenses as a percentage of sales decreased 0.4 percentage points to 11.9% in 2004 from prior year, as the Company was able to leverage existing resources with higher sales. The total dollar amount increased $6.6 million, primarily due to the increased expenses for incentive compensation, professional services, and normal cost of living adjustments.

Selling, general and administrative expenses decreased to $56.9 million, or 12.3% of net sales in 2003, versus $63.3 million, or 13.8% of net sales in 2002, reflecting Company initiatives to control costs and scale operations to existing market conditions. Cost reductions were achieved primarily in salaries and wages and lower depreciation and amortization expenses.

Research and development expenses were $19.1 million in 2004 versus $21.5 million in 2003 and $24.1 million in 2002. The reductions in research and development spending reflect savings due to organizational consolidation, changing business mix, and the streamlining of research and development activities. Significant ongoing research and development activities continue in the Components and Sensors business segment, particularly for automotive products in support of growth initiatives. CTS' research and development investment is primarily focused on expanded applications and new product development, as well as current product and process enhancements. Research and development expenditures in the EMS business segment are typically very low.

Operating earnings in 2004 increased to $31.1 million, or 5.9% of sales, from $13.8 million, or 3.0% of sales, in 2003. Favorable changes contributing to the margin improvement were gross margin increase and gain on asset sales offset by increase of operating expenses, as discussed above. Operating earnings in 2004 included gain on asset sales of $3.9 million. As discussed in the Restructuring and Asset Impairment Charges section below, operating earnings in 2003 included an asset impairment charge of $4.6 million.

Operating earnings in 2003 of $13.8 million improved $28.6 million over 2002. Favorable changes to operating earnings resulted from gross margin improvement and a reduction in operating expenses. In addition, 2003 included a $4.6 million asset impairment charge, while 2002 included $19.6 million of restructuring, asset impairment and restructuring-related one-time charges, and $4.1 million of favorable items which include a $3.1 million customer reimbursement.

Interest expense in 2004 was $5.5 million, or 28.0% lower than 2003. This was primarily due to payment in whole of CTS industrial revenue bonds, which carried a coupon rate of 7.5%. Cash from operation and proceeds from the convertible senior subordinated debentures issued in May 2004, as discussed in the Liquidity section, which bear an annual interest rate of 2.125%, financed the payment of the industrial revenue bonds. Interest expense decreased $2.6 million in 2003 compared to 2002 primarily due to lower average outstanding debt balance.

In 2004, CTS changed its estimate of its 2004 effective tax rate from 25% to 23%. The lower effective tax rate reflects the transfer of certain business operations to jurisdictions with lower statutory tax rates and the notification that manufacturing incentives in one foreign jurisdiction qualified CTS for a lower statutory rate, expiring in 2012, subject to certain conditions.

During 2003, the Company recorded a tax benefit of $7.9 million resulting from the reversal of reserves that were no longer required following the expiration of statutory deadlines.

Net earnings in 2004 increased $7.4 million, or 58.7%, to $20.0 million in 2004 from $12.6 million in 2003. Net earnings in 2004 included the impact of $3.9 million pre-tax gain on asset sales. Net earnings in 2003 included the impact of a pre-tax $4.6 million asset impairment charge and a $7.9 million tax benefit.

Restructuring and Asset Impairment Charges

During the third quarter of 2003, CTS recorded a $4.6 million pre-tax impairment charge to reduce the carrying value of certain assets, held by the Components and Sensors business segment, to their estimated fair value. Approximately $3.3 million of the impairment charge reflected a write down for electronic equipment following final production of previously announced end-of-life products and a re-assessment of the current market value for equipment held for sale. An additional $1.3 million of the impairment charge related to excess capacity on a production line following an assessment of future capacity needs. All restructuring-related reserve balances had been fully utilized at December 31, 2003.

In the third quarter of 2002, CTS recorded $18.3 million of pre-tax restructuring and impairment charges. The charges included $5.0 million restructuring charges, $12.5 million of asset impairments and $0.8 million of pension curtailment losses. The charges were incurred in order to effect operational improvements and related organizational realignments primarily in the Components and Sensors business segment, involving the relocation of certain manufacturing operations. CTS completed substantially all of these restructuring actions by the end of 2002. Also during 2002, CTS recorded in cost of sales $1.3 million of restructuring-related charges, consisting primarily of equipment relocation costs.

Liquidity and Capital Resources

Overview

At December 31, 2004, cash and cash equivalents balance increased to $61.0 million, driven by improved net earnings and asset sales. The cash and cash equivalents balance was $25.3 million and $9.2 million in 2003 and 2002 respectively. Total debt net of cash and cash equivalents decreased to $36.5 million from $50.6 million and $86.2 million in 2003 and 2002 respectively. Total debt as a percentage of total capitalization was 24% at the end of 2004, compared with 21% and 27% in 2003 and 2002 respectively.

In 2004:

- CTS completed the sale of the Longtan, Taiwan facility, and received net cash proceeds of $16.4 million. CTS also completed the sale of excess land in Canada and received

$2.1 million, with the remaining $0.6 million in a note receivable due May 2006.

- In May, CTS issued $60.0 million in aggregate principal amount of convertible senior subordinated debentures ($60 million Debentures) due 2024. The net proceeds of $57.6 million were used to pay off the outstanding principal of industrial revenue bonds and reduce amounts outstanding under its credit agreement.
- On October 12, 2004, CTS' $55 million revolving credit agreement was expanded to $75 million and the term was extended from July 2006 to July 2007.

At the end of 2004, working capital increased $32.1 million, compared with 2003 year end. The working capital increase was primarily driven by a $35.7 million increase in cash and cash equivalents, an increase in accounts receivable of $11.8 million due to higher sales in December 2004, and an increase in inventory of $10.8 million to support higher sales and new product launches. The increase was partially offset by a decrease in short-term deferred income taxes of $19.9 million, in part due to changes in timing differences related to inventory reserves and non-deductible accruals, an increase of accounts payable of $3.4 million associated with higher sales, and increase of notes payable of $3.3 million.

Free Cash Flow

The following table summarizes free cash flow for the Company:

(In millions of dollars)	Year Ended December 31, 2004	2003	2002
Net cash provided by operations	**$14.0**	$25.7	$24.1
Net cash provided by (used in) investing activities	**7.1**	(5.1)	(10.0)
Free cash flow	**$21.1**	$20.6	$14.1

Free cash flow is a non-GAAP financial measure which CTS defines as net cash provided by operations plus net cash provided by (used in) investing activities. The most directly comparable GAAP financial measure is net cash provided by operations. Management believes that free cash flow provides useful information to investors regarding the Company's ability to generate cash from business operations that is available for internal growth, service of debt principal, dividends, share repurchases and acquisitions and other investments. Management uses free cash flow as one measure to monitor and evaluate the performance of the Company.

In 2004, net cash provided by operations was $14.0 million, after funding the working capital required for business growth. Net cash provided by operations in 2004 was $11.7 million lower than net cash provided by operations in 2003 due to higher earnings in 2004 that are more than offset by non-cash adjustments and negative working capital change. Increased working capital was required to support a higher level of sales in 2004. Net cash provided by investing activities was $7.1 million after $19.8 million proceeds from the sale of assets offset capital expenditures of $12.7 million.

In 2003, net cash provided by operations was $25.7 million after funding the working capital required for business growth. The capital expenditures of $9.0 million were partially offset by the proceeds of $4.1 million from the sale of assets, primarily temperature compensated crystal oscillator (TCXO) production assets. In 2002, net cash provided by operations was $24.1 million, and the cash used in investing activities was $10.0 million.

Operating Activities

Cash flows provided by operations were $14.0 million in 2004. Components of cash flows from operations include earnings of $20.0 million and depreciation and amortization of $26.1 million, partially offset by gains of $3.9 million on sales of assets. There were $22.6 million of unfavorable changes in accounts receivable and inventory to support a 14.8% annual increase in sales. This was partially offset by a $3.9 million increase in accounts payable. Also, the pension asset increase of $10.9 million was an unfavorable impact.

Net cash provided by operating activities in 2003 was $25.7 million, as CTS' net income of $12.6 million, adjusted for non-cash items, primarily depreciation and amortization, and restructuring and impairment charges provided $50.8 million. Working capital and other changes utilized cash totalling $25.1 million.

Net cash provided by operating activities in 2002 was $24.1 million, as CTS' net loss of $17.9 million, adjusted for depreciation and amortization, restructuring and impairment charges and deferred income taxes, provided $33.0 million. Favorable working capital was offset by other changes for a use of $8.9 million.

Investing Activities

Cash flows provided by investing activities totaled $7.1 million in 2004, including $16.4 million of net proceeds from the sale of the Longtan, Taiwan facility and $2.1 million from the sale of excess land in Canada, partially offset by $12.7 million of capital expenditures for normal, recurring asset replacements and new automotive products, including occupant classification system, pedal assemblies, and belt tension sensor programs.

The 2003 use of $5.1 million for investing activities consisted primarily of $9.0 million of capital expenditures, partially offset by $4.1 million of proceeds from the sale of assets, primarily assets held for sale. Included in capital expenditures is approximately $6.1 million primarily for new products and technologies. Spending for new products included belt tension sensor and pedal sensor programs for the automotive market.

The 2002 cash used in investing activities was $10.0 million. This consisted primarily of $12.8 million of capital expenditures for normal, recurring asset replacements and new products, including automotive belt tension sensor and ClearONE™ components and investments in cost reduction programs. During 2002, the Company sold assets held for sale of $1.6 million and other fixed assets for $1.3 million.

Financing Activities

Cash flows provided by financing activities in 2004 were $12.7 million, consisting primarily of $57.6 million proceeds from the $60 million Debentures due 2024, $42.0 million repayment of the 7.5% industrial revenue bonds, $3.3 million from short-term notes payable, $2.0 million purchase of treasury stock, and $4.5 million in dividend payments.

In 2003, CTS' net cash used by financing activities totaled $5.9 million, consisting primarily of net repayment of debt of $19.5 million and dividend payments of $4.1 million. These uses were partially offset by the net proceeds from the issuance of stock of $15.6 million and $2.5 million from proceeds of stock option exercises.

In 2002, CTS' net cash used by financing activities totaled $19.7 million, consisting primarily of an increase in borrowings of $26.1 million, representing the issuance of $25 million in aggregate principal amount of five-year, 6.5% convertible subordinated debentures, and the issuance of common stock for $42.7 million. This was offset by the repayment of long-term obligations of $83.2 million, dividend payments of $3.9 million, and debt issue costs of $1.7 million.

Our cash balances are held in locations throughout the world, including substantial amounts held outside the United States. Undistributed earnings of certain non-U.S. subsidiaries amounted to approximately $174 million at December 31, 2004. Pending consideration of The American Jobs Creation Act of 2004, prior year earnings are intended to be invested indefinitely, and, accordingly, no provision has been made for non-U.S. withholding taxes. In the event all undistributed earnings were remitted, approximately $6 million of withholding tax would be imposed. On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the "Act"). The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations, and currently, uncertainty remains as to how to interpret numerous provisions in the Act. As such, the Company is not yet in a position to decide on whether, and to what extent, it might repatriate foreign earnings that have not yet been remitted to the U.S. Based on the Company's analysis to date, however, it is reasonably possible that it may repatriate some amount between $45 million and $75 million, with a tax liability estimated between $4 million and $6 million. CTS expects to determine the amounts and sources of foreign earnings to be repatriated, if any, no later than the fourth quarter of 2005.

Capital Resources

In 2004, CTS refinanced its debt by paying in whole the Industrial Revenue Bonds with the proceeds from the issuance of $60 million in aggregate principal amount of convertible debentures bearing a lower interest rate, in an effort to reduce interest expense. The following table shows the long-term borrowings and related average interest rates as of December 31, 2004 and December 31, 2003:

	December 31, 2004		December 31, 2003	
($ in millions)	**Balance ($)**	**Average Interest Rate (%)**	Balance ($)	Average Interest Rate (%)
$75 million revolving credit agreement	**$ 9.2**	**4.2%**	$ 8.9	3.1%
Industrial revenue bonds	—	—	42.0	7.5
Convertible debentures due 2007	**25.0**	**6.5**	25.0	6.5
Convertible debentures due 2024	**60.0**	**2.1**	—	—
Total long-term debt	**$94.2**	**3.5%**	$75.9	6.7%

On October 12, 2004, CTS amended its revolving credit agreement to expand the borrowing capacity from $55 million to $75 million. The amendment also extended the term of the revolving credit agreement by one year, to July 2007, and revised certain financial covenants. The outstanding balance under the revolving credit agreement at December 31, 2004 was $9.2 million. Any outstanding balance would be senior to CTS' convertible debentures. The revolving credit agreement is collateralized by substantially all U.S. assets and a pledge of 65% of the capital stock of certain non-U.S. subsidiaries. Interest rates on the agreement fluctuate based upon LIBOR. The interest rate as of December 31, 2004 was 4.2% per annum. CTS pays a commitment fee on the undrawn portion of the revolving credit agreement. The commitment fee varies based on performance under certain financial covenants and was 0.375 percent per annum as of December 31, 2004. The revolving credit agreement requires, among other things, that CTS comply with a minimum fixed charge coverage, a maximum leverage ratio and a minimum tangible net worth covenants. As of December 31, 2004, CTS was in compliance with these covenants. Failure of CTS to comply with these covenants could reduce the borrowing availability under the revolving credit agreement. Additionally, the revolving credit agreement limits the amounts allowed for dividends, capital expenditures and acquisitions.

On July 9, 2004, CTS' Board of Directors authorized the repurchase of up to one million shares of CTS common stock during the next two years. Under this program, CTS purchased 183,000 shares at a total cost of $2.0 million in 2004. The repurchased shares are held as treasury stock and are available for equity-based compensation programs and for other corporate purposes.

In May 2004, CTS issued the $60 million Debentures due 2024. The debt is an unsecured senior subordinated obligation of CTS. The debentures bear interest at a rate of 2.125% per year and will be convertible, under certain circumstances, into CTS common stock, at the option of the holder, at a price of $15.00 per share, which is equivalent to an initial conversion rate of approximately 66.6667 shares per $1,000 principal amount of the debentures. The conversion price represents a 36.24% premium over the closing price of CTS common stock on May 5, 2004. The offering was closed on May 11, 2004. With the proceeds, CTS repaid outstanding debt, including its industrial revenue bonds outstanding balance of $40 million due in 2013 at a weighted average interest rate of 7.5% and reduced the amount outstanding under its revolving credit agreement. The other $2 million of industrial revenue bonds was repaid in the first quarter of 2004 with the cash generated from operations. As of December 31, 2004, no conversion condition for the $60 million Debentures was met.

In April 2002, the Company issued $25 million in aggregate principal amount of five-year, 6.5% convertible subordinated debentures due 2007. These debentures are unsecured and convert into CTS common stock at a conversion price of $20.05 per share. At any time after the three-year anniversary of the issue date, the purchasers may accelerate the maturity of the debentures. CTS also has the right after such three-year anniversary and under certain circumstances, to force conversion of the debentures into common stock. CTS used the net proceeds from the offering to repay the outstanding term loans in full under its then-existing credit agreement, and the balance was applied to the former revolving credit agreement.

In November 2001, CTS' Form S-3 registration statement registering two million shares of CTS common stock to be issued under CTS' Direct Stock Purchase Plan was declared effective by the Securities and Exchange Commission. As of December 31, 2004, CTS could issue up to approximately 48,100 additional shares of common stock under this registration statement.

In December 1999, CTS' shelf registration statement on Form S-3 was declared effective by the Securities and Exchange Commission. CTS could initially offer up to $500.0 million in any combination of debt securities, common stock, preferred stock or warrants under the registration statement. During 2004, CTS did not issue any securities under this registration statement. As of December 31, 2004, CTS could offer up to $435.1 million of additional debt and/or equity securities under this registration statement.

Capital Requirements

The following table sets forth the impact that contractual obligations, as of December 31, 2004, are expected to have on the Company's liquidity and cash flow in future periods:

($ in millions)	Total	Payments Due by Period 2005	2006-2007	2008-2009	2010-beyond
Long-term debt(1)	$120.0	$ 2.9	$39.2(2)	$ 2.6	$75.3(3)
Operating leases	23.7	6.3	7.9	4.8	4.7
Purchase obligations	—	—	—	—	—
Retirement obligations	16.0	1.9	2.9	3.4	7.8
	$159.7	$11.1	$50.0	$10.8	$87.8

(1) Including principal and coupon payments of the $25 million debentures issued in 2002, principal and coupon payments of $60 million Debentures issued in 2004, and principal payment of the revolving credit agreement.

(2) Including $25 million in debentures issued in 2002 and $9.2 million outstanding under the revolving credit agreement. For the $25 million debentures, the investors may accelerate the maturity of the debentures at any time after the three-year anniversary of the issue date.

(3) These debentures convert into CTS common stock at a conversion price of $20.05 per share. Debentures issued in May 2004. Investor may convert the debentures, under certain circumstances, at any time to CTS common stock. The conversion price is $15.00 per common share.

Purchase obligations are defined as agreements that are enforceable and legally binding on CTS and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. CTS purchases direct materials, generally related to customer orders, for production occurring at its manufacturing facilities around the world. These goods are secured using purchase orders, either blanket or discrete. Purchase orders commit CTS to take delivery of the quantities ordered generally over a specified delivery schedule. CTS' standard purchase order terms and conditions state that, should CTS cancel an order, CTS will reimburse its supplier only for the costs incurred at the time of cancellation. CTS' purchase order cancellations generally occur due to order cancellation by a customer. If a customer cancels its order, CTS' standard terms of sale provide for reimbursement of costs, including those related to CTS' purchase orders. Therefore, these commitments are not included in purchase obligations.

Retirement obligations include defined benefit and other post-retirement benefits. Please refer to "Note H — Retirement Plans" and "Critical Accounting Policies — Retirement Plans" for additional information related to the retirement plans, including the important assumptions.

The estimate of the required contributions of CTS' pension plans for 2005 is $1.6 million. There are no estimates included for these plans beyond 2005. Estimates for years after 2005 may be impacted by changes in actual plan results. In addition to the pension obligation, CTS provides other post-retirement benefits. Please refer to the Capital Requirements table for the estimated cash requirement for other post-retirement benefits.

CTS utilizes a market-related approach in deriving fair value of plan assets. CTS does not expect any significant change in the approach in 2005. For plan asset allocation detail, please refer to Note H. CTS does not expect any significant change on asset allocation in 2005 based on its current knowledge. However, CTS may change the asset allocation based on the performance of different asset categories after conducting investment portfolio reviews, annual liability measurements and asset/liability studies on a regular basis.

Based on CTS' experience, the actual return on plan assets can deviate from the expected return on plan assets. This deviation is taken into account in the market value related approach in deriving fair value of plan assets. The deviation between the expected return and the actual return was primarily due to market conditions. CTS performs a sensitivity analysis to assess the potential impact on the results of operations by the change in the expected long-term rates of return. A 25 basis-point change in the long-term rate of return would have changed the pension income in 2004 by $750,000.

CTS plans to invest in capital projects that maintain current capacity and result in future revenue opportunities. The 2005 capital spending is expected to be approximately $23 million.

In 2005, CTS used approximately $48 million of both existing cash balance and credit agreement borrowings to finance the cash portion of the SMTEK acquisition. Approximately $13 million was used to payoff SMTEK's existing debt and $35 million was delivered to SMTEK shareholders.

CTS has historically been able to fund its capital and operating needs through its cash flows from operations and available credit under its bank credit agreements. CTS believes that cash flows from operations and available borrowings under its current revolving credit agreement will be adequate to fund its working capital, capital expenditures, and debt service requirements through December 31, 2005 and until July 2007, when the credit agreement expires. However, CTS may choose to pursue additional equity and/or debt financing to fund acquisition and/or to improve capital structure.

Effect of Recent Accounting Pronouncements

In late December 2004, the FASB issued FAS No. 123R, "Share-Based Payment." FAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award — the requisite service period (usually the vesting period). FAS No. 123R eliminates the alternative to use APB Opinion No. 25's intrinsic value method of accounting that was provided in Statement 123 as originally issued. FAS No. 123R will be effective for CTS during the third quarter of 2005. CTS currently follows the provisions of APB Opinion No. 25 to account for stock options. Accordingly, the provisions of FAS No. 123R will reduce earnings upon adoption. CTS is currently reviewing the provisions of FAS No. 123R to determine its impact on CTS' financial statements.

In November 2004, the FASB finalized FAS No. 151, "Inventory Costs, an amendment to ARB No. 43, Chapter 4." FAS No. 151 amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle agreement expense, freight, handling costs and wasted material. FAS No. 151 is effective for CTS on January 1, 2006. CTS is currently reviewing the provisions of the new standard, but does not expect the standard will have a material impact on its financial statements.

Market Risk

CTS is exposed to market risk, including changes in foreign currency exchange rates and interest rates. As discussed in Note A, "Summary of Significant Accounting Policies" to the consolidated financial statements, the financial statements of all CTS' non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency. The Company does not have any significant net trade asset or liability exposure in a currency other than that of the reporting unit's functional currency. The market risk associated with foreign currency exchange rates comes primarily from revenue and expense transactions in currencies other than the reporting unit's functional currency. CTS monitors the effects of foreign currency fluctuations impacting its foreign subsidiaries and attempts, where possible, to mitigate the impact by matching the expenses in the same currencies in which revenues are generated.

As part of CTS' risk management program, CTS performs sensitivity analyses to assess potential gains and losses in earnings and changes in fair value relating to hypothetical movements in interest rates. A 45 basis-point increase in interest rates (approximately 10% of CTS' weighted-average interest rate) on variable-rate debt instruments would have increased CTS' 2004 and 2003 interest expense by $0.1 million and $0.2 million, respectively, and would have an immaterial effect on the fair value of the debt instruments as of the end of such fiscal years.

Statements about the Company's earnings outlook and its plans, estimates and beliefs concerning the future, including statements about the anticipated benefits of the SMTEK acquisition, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's expectations, certain assumptions and currently available information. Actual results may differ materially from those reflected in the forward-looking statements due to a variety of geopolitical, economic, health, industry and other factors which could affect the Company's operating results, liquidity and financial condition. We undertake no obligations to publicly update or revise any forward-looking statement. Examples of factors which may affect future results include, but are not limited to: rapid technological change, general market conditions in the automotive, communications and computer industries; reliance on key customers; the ability to protect our intellectual property; pricing pressures and demand for our products; risks associated with our international operations, including trade and tariff barriers, exchange rates and political and geopolitical risks; and the ability to successfully integrate SMTEK into the Company's operations.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(In thousands of dollars except per share amounts)

	Year Ended December 31, 2004	2003	2002
Net sales	**$531,316**	$462,987	$457,804
Costs and expenses:			
Cost of goods sold	**421,560**	366,275	366,775
Selling, general and administrative expenses	**63,485**	56,857	63,337
Research and development expenses	**19,063**	21,476	24,118
Gain on asset sales — Note B	**(3,920)**	—	—
Restructuring and impairment charges — Note C	—	4,563	18,343
Operating earnings (loss)	**31,128**	13,816	(14,769)
Other (expense) income:			
Interest expense	**(5,535)**	(7,688)	(10,240)
Interest income	**922**	357	396
Other	**(598)**	(237)	813
Total other expense	**(5,211)**	(7,568)	(9,031)
Earnings (loss) before income taxes	**25,917**	6,248	(23,800)
Income tax expense (benefit) — Note J	**5,961**	(6,327)	(5,950)
Net earnings (loss)	**$ 19,956**	$ 12,575	$(17,850)
Earnings (loss) per share — Note D			
Basic	**$ 0.56**	$ 0.36	$ (0.54)
Diluted	**$ 0.53**	$ 0.36	$ (0.54)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars)

	December 31, 2004	December 31, 2003
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 61,005**	$ 25,346
Accounts receivable, less allowances (2004 — $1,450; 2003 — $1,585)	**84,112**	72,290
Inventories		
Finished goods	**10,815**	8,047
Work-in-process	**8,058**	7,779
Raw materials	**23,861**	16,099
Total inventories	**42,734**	31,925
Other current assets	**7,728**	6,697
Deferred income taxes — Note J	**8,567**	28,508
Total current assets	**204,146**	164,766
Property, Plant and Equipment		
Buildings and land	**113,478**	112,407
Machinery and equipment	**271,497**	271,912
Total property, plant and equipment	**384,975**	384,319
Accumulated depreciation	**(272,480)**	(261,838)
Net property, plant and equipment	**112,495**	122,481
Other Assets		
Prepaid pension asset — Note H	**143,918**	132,960
Intangible assets, net — Note E	**35,145**	37,456
Deferred income taxes — Note J	**23,221**	5,867
Other assets — Note B	**3,252**	18,720
Total other assets	**205,536**	195,003
Total Assets	**$ 522,177**	$ 482,250
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable — Note F	**$ 3,311**	$ —
Accounts payable	**55,614**	52,252
Accrued salaries, wages and vacation	**13,198**	11,333
Income taxes payable	**9,109**	9,781
Other accrued liabilities	**21,729**	22,323
Total current liabilities	**102,961**	95,689
Long-term debt — Note G	**94,150**	75,880
Other long-term obligations — Note H	**11,519**	11,133
Deferred income taxes — Note J	**2,843**	5,357
Contingencies — Note N	—	—
Shareholders' Equity		
Preferred stock — authorized 25,000,000 shares without par value; none issued — Note K	—	—
Common stock — authorized 75,000,000 shares without par value; 52,666,798 shares issued at December 31, 2004 and 52,632,088 shares issued at December 31, 2003 — Note K	**263,297**	262,748
Additional contributed capital	**22,761**	21,520
Retained earnings	**279,064**	263,430
Accumulated other comprehensive earnings	**1,348**	151
	566,470	547,849
Cost of common stock held in treasury (2004 — 16,757,907 shares; 2003 — 16,565,558 shares) — Note L	**(255,766)**	(253,658)
Total shareholders' equity	**310,704**	294,191
Total Liabilities and Shareholders' Equity	**$ 522,177**	$ 482,250

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

	Year Ended December 31, 2004	2003	2002
Cash flows from operating activities:			
Net earnings (loss)	**$ 19,956**	$ 12,575	$(17,850)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation and amortization	**26,082**	33,605	43,373
Restructuring and impairment charges	**—**	4,563	18,343
Gain on asset sales	**(3,920)**	—	—
Deferred income taxes	**153**	313	(10,802)
Prepaid pension asset	**(10,864)**	(12,053)	(14,803)
Income tax benefit related to exercised stock options	**—**	(301)	—
Changes in assets and liabilities:			
Accounts receivable	**(11,822)**	(8,488)	17,761
Inventories	**(10,809)**	4,336	13,887
Accounts payable and accrued liabilities	**3,855**	2,452	(24,767)
Income taxes payable	**150**	(13,736)	(404)
Other	**1,186**	2,402	(601)
Total adjustments	**(5,989)**	13,093	41,987
Net cash provided by operations	**13,967**	25,668	24,137
Cash flows from investing activities:			
Proceeds from sale of assets	**19,813**	4,126	2,954
Capital expenditures	**(12,711)**	(9,044)	(12,833)
Other	**—**	(136)	(145)
Net cash provided by (used in) investing activities	**7,102**	(5,054)	(10,024)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	**172,185**	104,159	26,050
Payments of long-term debt	**(153,915)**	(123,629)	(83,213)
Increase in short-term notes payable	**3,311**	—	—
Debt issue costs	**(2,406)**	(570)	(1,688)
Issuance of common stock	**—**	15,620	42,711
Purchase of treasury stock	**(2,005)**	—	—
Dividends paid	**(4,537)**	(4,087)	(3,947)
Exercise of stock options and other	**87**	2,563	170
Net cash provided by (used in) financing activities	**12,720**	(5,944)	(19,917)
Effect of exchange rate changes on cash	**1,870**	1,451	1,774
Net increase (decrease) in cash and cash equivalents	**35,659**	16,121	(4,030)
Cash and cash equivalents at beginning of year	**25,346**	9,225	13,255
Cash and cash equivalents at end of year	**$ 61,005**	$ 25,346	$ 9,225
Supplemental cash flow information			
Cash paid during the year for:			
Interest	**$ 4,857**	$ 6,443	$ 8,348
Income taxes — net	**6,901**	7,573	5,882
Noncash investing and financing activities			
Common stock issued in connection with DCA acquisition	**$ 104**	$ 1,417	$ 110

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands of dollars)

	Common Stock	Additional Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Earnings (Loss)	Comprehensive Earnings (Loss)	Treasury Stock	Total
Balances at December 31, 2001	$ 213,947	$ 24,153	$ 276,988	$ (1,702)		$ (270,513)	$ 242,873
Net loss			(17,850)		$ (17,850)		(17,850)
Cumulative translation adjustment (net of tax of $712)				1,661	1,661		1,661
Reversal of deferred gain on forward contract (net of tax of $222)				(333)	(333)		(333)
Minimum pension liability adjustment (net of tax of $215)				(461)	(461)		(461)
Comprehensive loss					(16,983)		
Cash dividends of $0.12 per share			(4,053)				(4,053)
Issued 11,230 shares on restricted stock and cash bonus plan — net	(713)	151				562	
Stock compensation		362					362
Issued 2,000,000 shares under shelf registration	13,450	(1,029)				15,804	28,225
Issued 1,177,996 shares under Direct Stock Purchase Plan	14,599	(123)				10	14,486
Issued 9,540 shares to former DCA shareholders	110						110
Balances at December 31, 2002	241,393	23,514	255,085	(835)		(254,137)	265,020
Net earnings			12,575		12,575		12,575
Cumulative translation adjustment (net of tax of $633)				1,476	1,476		1,476
Minimum pension liability adjustment (net of tax of $214)				(490)	(490)		(490)
Comprehensive earnings					13,561		
Cash dividends of $0.12 per share			(4,230)				(4,230)
Issued 52,140 shares on restricted stock and cash bonus plan — net	(93)	(375)				468	
Issued 244,114 shares on exercise of stock option — net	4,164	(1,939)				11	2,236
Issued 546,358 shares under Direct Stock Purchase Plan	4,930						4,930
Issued 1,000,000 shares under shelf registration	10,690						10,690
Stock compensation	247	320					567
Issued 123,384 shares to former DCA shareholders	1,417						1,417
Balances at December 31, 2003	262,748	21,520	263,430	151		(253,658)	294,191
Net earnings			**19,956**		**19,956**		**19,956**
Cumulative translation adjustment (net of tax of $889)				**2,074**	**2,074**		**2,074**
Minimum pension liability adjustment (net of tax of $580)				**(877)**	**(877)**		**(877)**
Comprehensive earnings					**$ 21,153**		
Cash dividends of $0.12 per share			**(4,322)**				**(4,322)**
Returned 7,600 shares on restricted stock and cash bonus plan — net	**(40)**	**119**				**(79)**	
Issued 19,246 shares on exercise of stock option — net	**171**	**13**				**(24)**	**160**
Issued 603 shares under Direct Stock Purchase Plan	**6**	**6**					
Issued 9,018 shares to former DCA shareholders	**104**						**104**
Acquired 183,000 shares for treasury stock						**(2,005)**	**(2,005)**
Stock compensation	**308**	**1,109**					**1,417**
Balances at December 31, 2004	**$263,297**	**$22,761**	**$279,064**	**$ 1,348**		**$(255,766)**	**$310,704**

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of CTS and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Translation of Foreign Currencies: The financial statements of CTS' non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings. CTS' Consolidated Statements of Earnings (Loss) includes $0.7 million and $0.3 million of foreign currency translation expense for the years ended December 31, 2004 and 2003, respectively. The impact in 2002 was insignificant.

The assets and liabilities of CTS' United Kingdom subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the "accumulated other comprehensive earnings (loss)" component of shareholders' equity. Statement of earnings accounts are translated at the average rates during the period.

Comprehensive Earnings: CTS reports comprehensive earnings in accordance with FAS No. 130, "Reporting Comprehensive Income (Loss)." The components of comprehensive earnings for CTS include foreign currency translation adjustments, unrealized gains on forward contracts, minimum pension liability adjustments, and net earnings and are reported within the Consolidated Statements of Shareholders' Equity in the columns titled "Comprehensive Earnings (Loss)" and "Accumulated Other Comprehensive Earnings (Loss)."

The table below shows the components of accumulated other comprehensive earnings (loss) at December 31:

($ in thousands)	**2004**	2003
Accumulated translation	**$ 3,177**	$1,103
Minimum pension liability	**(1,829)**	(952)
Accumulated other comprehensive earnings	**$ 1,348**	$ 151

Revenue Recognition: CTS recognizes revenue from product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the sales price is fixed and determinable, and collection of the related receivable is probable, which is generally at the time of shipment. The Company has agreements with its distributors that provide limited rights of return within a limited time and protection against price reductions initiated by the Company. The effect of these programs is estimated based on historical experience and current economic conditions and provisions are recorded at the time of shipment. CTS customers typically have a right to return products that they consider to be defective. Revenue is recorded net of estimated returns of products, based on management's analysis of historical returns, current economic trends, and changes in customer demands. Provisions for returns and other adjustments are provided for in the same period the related sales are recorded based on experience and other relevant factors.

Concentration of Credit Risk: The majority of cash and cash equivalents is invested in U.S. and Canadian government securities, with the remainder maintained with seven major financial institutions. Deposits with these banks exceed the amount of insurance provided on such deposits; however, the deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Trade receivables subject CTS to the potential for credit risk with major customers. CTS sells its products to customers principally in the automotive, communications, and computer markets, primarily in North America, Europe, and Asia. CTS performs ongoing credit evaluations of its customers to minimize credit risk. CTS does not require collateral. Sales to Hewlett-Packard Company (Hewlett-Packard) were 33% of net sales for the years ended December 31, 2004, 2003, and 2002. Sales to Motorola, Inc. (Motorola) were 13% of net sales for the years ended December 31, 2004 and 2003, and 12% of net sales for the year ended December 31, 2002. Amounts due from Hewlett-Packard and Motorola aggregated $41 million and $33 million at December 31, 2004 and 2003, respectively. Significant sales to a single customer expose CTS to a concentration of credit risk. Management, however, believes the likelihood of incurring material losses due to concentration of credit risk is remote.

Research and Development: Research and development costs include expenditures for planned search and investigation aimed at discovery of new knowledge to be used to develop new products or processes or to significantly enhance existing products or production processes. It also includes the implementation of the new knowledge through design, testing of product alternatives, or construction of prototypes. CTS expenses all research and development costs as incurred.

Earnings Per Share: Basic and diluted earnings per common share are reported in conformity with the Financial Accounting Standards Board's (FASB) Financial Accounting Standard (FAS) No. 128, "Earnings per Share." Basic earnings per share excludes any dilution and is computed by dividing net earnings available to common

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock that shared in the earnings of CTS. Diluted earnings per share is computed by dividing net earnings by the weighted-average number of common shares outstanding during the period plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive securities. If the common stock equivalents have an anti-dilutive effect, they are excluded from the computation of diluted earnings per share. Refer also to Note D, "Earnings Per Share."

Stock-Based Employee Compensation: CTS accounts for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and its related Interpretations. Refer also to Note I, "Stock Plans," for more details about CTS' stock-based compensation plans. Had employee compensation cost for CTS' fixed, stock-based compensation plans been determined based on the fair value method, as defined by FAS No. 123, "Accounting for Stock-Based Compensation," CTS' net earnings (loss) and net earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

($ in thousands, except per share amounts)	Year Ended December 31, 2004	2003	2002
Net earnings (loss), as reported	$19,956	$12,575	$(17,850)
Deduct: Stock-based employee compensation cost, net of tax, if fair value based method were used	(1,254)	(1,911)	(3,063)
Proforma net earnings (loss)	$18,702	$10,664	$(20,913)
Net earnings (loss) per share — basic, as reported	$ 0.56	$ 0.36	$ (0.54)
Proforma net earnings (loss) per share — basic	0.52	0.31	(0.63)
Net earnings (loss) per share — diluted, as reported	0.53	0.36	(0.54)
Proforma net earnings (loss) per share — diluted	$ 0.50	$ 0.30	$ (0.63)

The weighted-average fair value of each option grant (which is amortized over the option vesting period for purposes of determining the pro forma impact) is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2004 Grants	2003 Grants	2002 Grants
Dividend yield	**1.09%**	1.23%	1.48%
Expected volatility	**64.81%**	67.87%	62.02%
Risk-free interest rate	**2.89%**	1.81%	2.87%
Expected life	**4.5 years**	4.4 years	4.4 years

Cash Equivalents: CTS considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Income Taxes: CTS provides deferred income taxes pursuant to the requirements of FAS No. 109, "Accounting for Income Taxes." Under FAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carryforwards using currently enacted tax rates. CTS estimates its income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. Refer also to Note J, "Income Taxes."

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Useful lives for buildings and improvements range from 10 to 45 years. Machinery and equipment useful lives range from three to eight years. Amounts expended for maintenance and repairs are charged to expense as incurred. Upon disposition, any related gains or losses are included in operating earnings.

CTS assesses the carrying value of long-lived assets and the remaining useful lives whenever events or changes in circumstances indicate an impairment may have occurred. If the future cash flows (undiscounted and without interest) expected to result from the use of the related assets are less than the carrying value of such assets, an impairment charge may be required to reduce the carrying value of the long-lived assets to fair value.

Retirement Plans: CTS has various defined benefit and defined contribution retirement plans covering a majority of its employees. CTS' policy is to annually fund the defined benefit pension plans at or above the minimum required by law. Refer also to Note H, "Retirement Plans."

Intangible Assets: CTS assesses useful lives of its intangible assets based on the period over which the asset is expected to contribute to CTS' cash flows. Intangible assets with a finite life, such as the Company's intangibles relating to customer lists and patents are amortized over that life on a straight-line basis. Goodwill is reviewed for impairment at least annually. The Company reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate an impairment may have occurred. Refer to Note E, "Intangible Assets."

Financial Instruments: CTS' financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under long-term debt. The carrying value for cash and cash equivalents, and trade receivables and payables approximates fair value based on the short-term maturities of these instruments. The carrying value for all long-term debt outstanding at December 31, 2004 and 2003 approximates fair value where fair value is based on market prices for the same or similar debt and maturities.

Amortization of Debt Issue Costs: CTS has debt issue costs that relate to the Company's long-term debt and are being amortized over the life of the debt or, for convertible debt, the period until the debt is first convertible into common stock. Amortization expense totaled $0.7 million in 2004, $1.2 million in 2003, and $1.6 million in 2002 and is included in interest expense in the accompanying consolidated statement of earnings.

Reclassifications: Certain reclassifications have been made for the periods presented in the consolidated financial statements to conform to the classifications adopted in 2004.

New Accounting Pronouncements: In late December 2004, the FASB issued FAS No. 123R, "Share-Based Payment."
FAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award — the requisite service period (usually the vesting period). FAS No. 123R eliminates the alternative to use APB Opinion No. 25's intrinsic value method of accounting that was provided in Statement 123 as originally issued. FAS No. 123R will be effective for CTS during the third quarter of 2005. CTS currently follows the provisions of APB Opinion No. 25 to account for stock options. Accordingly, the provisions of FAS No. 123R will reduce earnings upon adoption. CTS is currently reviewing the provisions of FAS No. 123R to determine its impact on CTS' financial statements.

In November 2004, the FASB finalized FAS No. 151, "Inventory Costs, an amendment to ARB No. 43, Chapter 4." FAS No. 151 amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. FAS No. 151 is effective for CTS on January 1, 2006. CTS is currently reviewing the provisions of the new standard, but does not expect the standard will have a material impact on its financial statements.

NOTE B — Asset Sales

The December 31, 2003 other assets balance sheet item included $17.6 million of assets held for sale. During 2004, CTS sold approximately $16.5 million of assets held for sale, including its Longtan, Taiwan building. The proceeds on the assets sales approximated the carrying value. In addition, due to changes in circumstances, which were previously considered unlikely, $1.1 million of the assets held for sale at December 31, 2003 were reclassified to fixed assets during 2004.

During 2004, CTS also sold excess land located near its Canadian facility for approximately $2.7 million. Cash proceeds related to the sale approximated $2.1 million, with the remaining proceeds of $0.6 million evidenced by a secured note receivable due in May 2006. A gain of $2.7 million was recognized on the sale.

NOTE C — Restructuring and Impairment Charges

During the third quarter of 2003, CTS recorded a $4.6 million pre-tax asset impairment charge to reduce the carrying value of certain assets, held by the Components and Sensors business segment, to their estimated fair value. Approximately $3.3 million of the impairment charge reflected a write down for electronic equipment following final production of previously announced end-of-life products and a re-assessment of the current market value for equipment held for sale. An additional $1.3 million of the impairment charge related to equipment write down on a production line following an assessment of future capacity needs. All restructuring-related reserve balances had been fully utilized at December 31, 2003.

In the third quarter of 2002, CTS recorded $18.3 million of pre-tax restructuring and impairment charges. The charge included $5.0 of million restructuring charges, $12.5 million of asset impairments and $0.8 million of pension curtailment losses. The charges were incurred in order to effect operational improvements and related organizational realignments primarily in the Components and Sensors business segment, involving the relocation of certain manufacturing operations. CTS completed substantially all of these restructuring actions by the end of 2002. Also during 2002, CTS recorded in cost of sales $1.3 million of restructuring-related charges consisting primarily of equipment relocation costs.

NOTE D — Earnings Per Share

FAS No. 128, "Earnings per Share," requires companies to provide a reconciliation of the numerator and denominator of the basic and diluted earnings per share (EPS) computations. The calculation below provides net earnings, average common shares outstanding and the resultant earnings per share for both basic and diluted EPS for the years ended December 31, 2004 and 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

(In thousands of dollars, except per share amounts)	Net Earnings (Numerator)	Shares (In thousands) (Denominator)	Per Share Amount
2004			
Basic EPS	**$19,956**	**35,910**	**$0.56**
Effect of dilutive securities:			
Equity-based compensation plans		**382**	
Convertible debt	**632**	**2,575**	
Other		**26**(1)	
Diluted EPS	**$20,588**	**38,893**	**$0.53**
2003			
Basic EPS	$ 12,575	34,723	$ 0.36
Effect of dilutive securities:			
Equity-based compensation plans		146	
Other		120(1)	
Diluted EPS	$ 12,575	34,989	$ 0.36

(1) Represents shares of CTS common stock to be issued to the former DCA shareholders.

The following table shows the potentially dilutive securities which have been excluded from the 2004, 2003, and 2002 diluted earnings (loss) per share calculations because they are either anti-dilutive or the exercise price exceeds the average market price.

(Number of shares in thousands)	Year ended December 31, **2004**	2003	2002
Securities issuable in connection with stock purchase plans	—	—	232
Stock options where the exercise price exceeds the average market price of common shares during the period	**737**	1,139	1,185
Stock options where the exercise price is below the average market price of common shares during the period	—	—	50
Securities related to the subordinated convertible debt	**1,247**	1,247	935

In November 2004, the Emerging Issues Task Force (EITF) modified the consensus reached on Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share," making the new standard effective for CTS in 2004. Contingently convertible debt instruments (commonly referred to as Co-Cos) are financial instruments that add a contingent feature to a convertible debt instrument. Co-Cos are generally convertible into common shares of the issuer after the common stock price has exceeded a predetermined threshold for a specified time period. CTS' $60 million convertible debentures (refer to Note G, "Debt") are considered to be a contingently convertible debt instrument.

Prior to the issuance of EITF No. 04-8, generally accepted accounting principles allowed companies to exclude the potential dilutive effect of the conversion feature from diluted earnings per share until the market price contingency was met. EITF Issue No. 04-8 requires companies to include the impact of Co-Cos in their diluted earnings per share computation regardless of whether the market price trigger has been met. Diluted earnings per share in 2004 have been computed following the requirements of EITF No. 04-8. Diluted earnings per share for 2003 were not impacted by this new standard as the $60 million convertible debentures were not outstanding in 2003. EITF No. 04-8 reduced 2004 diluted earnings per share by $0.02.

Note E — Intangible Assets

CTS has the following intangible assets, all relating to the Components and Sensors business segment, as of December 31:

($ in thousands)	2004 Gross Carrying Amount	2004 Accumulated Amortization	2003 Gross Carrying Amount	2003 Accumulated Amortization
Amortized intangible assets:				
Customer lists	**$36,405**	**$ (6,490)**	$36,405	$ (5,246)
Patents	**10,319**	**(5,602)**	10,319	(4,535)
Technology	—	—	12,014	(12,014)
Other	—	—	300	(300)
Total	**46,724**	**(12,092)**	59,038	(22,095)
Goodwill	**513**	—	513	—
Total intangibles	**$47,237**	**$(12,092)**	$59,551	$(22,095)

CTS recorded amortization expense of $2.3 million, $2.5 million, and $3.9 million for the years ended December 31, 2004, 2003, and 2002, respectively. CTS estimates annual amortization expense of $2.3 million in 2005 through 2008, and $1.7 million in 2009, excluding the impact of the SMTEK acquisition in January 2005 as discussed in Note P, "Subsequent Event."

NOTE F — Notes Payable

CTS had unsecured line of credit arrangements of $13.3 million and $17.3 million at December 31, 2004 and 2003, respectively. These arrangements are generally subject to annual renewal and renegotiation, and may be withdrawn at the banks' option. Average daily short-term borrowing, including borrowings denominated in non-U.S. currencies, were $10.0 million during 2004. The weighted-average interest rate, computed by relating interest expense to average daily short-term borrowings, was 3.4% in 2004.

NOTE G — Debt

Long-term debt was comprised of the following at December 31:

($ in thousands)	2004	2003
Revolving credit agreement, average interest rate of 4.2% (2004) and 3.1% (2003), due in 2007	**$ 9,150**	$ 8,880
Convertible, senior subordinated debentures at a weighted-average rate of 2.1%, due in 2024	**60,000**	—
Convertible, subordinated debentures at a weighted-averaged rate of 6.5%, due in 2007	**25,000**	25,000
Industrial revenue bonds at a weighted-averaged rate of 7.5%	—	42,000
	94,150	75,880
Less current maturities	—	—
Total long-term debt	**$94,150**	$75,880

The debt matures as follows: 2007 — $34.2 million; after 2010 — $60 million.

In October 2004, CTS amended its revolving credit agreement to expand the borrowing capacity from $50 million to $75 million. The amendment also extended the term of the revolving credit agreement by one year, to July 2007, and modified provisions related to permitted acquisitions and certain financial covenants. The outstanding balance was $9.2 million at December 31, 2004.

Any outstanding balances under the revolving credit agreement are senior to CTS' convertible debentures. The revolving credit agreement is collaterized by substantially all U.S. assets and a pledge of 65% of the capital stock of certain non-U.S. subsidiaries. Interest rates on the revolving credit agreement fluctuate based upon LIBOR. CTS pays a commitment fee on the undrawn portion of the revolving credit agreement. The commitment fee varies based on performance under certain financial covenants and was 0.38 percent per annum at December 31, 2004. The revolving credit agreement requires, among other things, that CTS comply with a minimum fixed charge coverage, a maximum leverage ratio, and a minimum tangible net worth. Failure of CTS to comply with these covenants could reduce the borrowing availability under the revolving credit agreement. Additionally, the revolving credit agreement limits the amounts allowed for dividends, capital expenditures, and acquisitions.

In May 2004, CTS issued $60 million convertible senior subordinated debentures ($60 million Debentures). These unsecured debentures bear interest at an annual rate of 2.125%, payable semiannually on May 1 and November 1 of each year through the maturity date of May 1, 2024. The $60 million Debentures are convertible, under certain circumstances, into CTS common stock at a conversion price of $15.00 per share (which is equivalent to an initial conversion rate of approximately 66.6667 shares per $1,000 principal amount of the notes). Upon conversion of the $60 million Debentures, in lieu of delivering common stock, the Company may, at its discretion, deliver cash or a combination of cash and common stock.

Holders may convert the $60 million Debentures at any time during a conversion period if the closing price of CTS common stock is more than 120% of the conversion price ($18.00 per common share) for at least 20 of the 30 consecutive trading days immediately preceding the first trading day of the conversion period. The conversion periods begin on February 15, May 15, August 15, and November 15 of each year. Holders may also convert the notes if certain corporate transactions occur. As of December 31, 2004, none of the conditions for conversion of the $60 million Debentures were satisfied.

CTS may, at its option, redeem all or a portion of the $60 million Debentures for cash at any time on or after May 1, 2009, at a redemption price equal to the principal amount of the notes plus any accrued and unpaid interest at the redemption date. Holders may require CTS to purchase for cash all or part of their notes on May 1, 2009, 2014, and 2019, or upon the occurrence of certain events, at 100% of the principal amount of the notes plus accrued and unpaid interest up to, but not including, the date of purchase.

CTS used a portion of the proceeds from the issuance of the $60 million Debentures to repay $40 million of its 7.5% industrial revenue bonds that were due in 2013. Another $2 million of industrial revenue bonds were repaid with cash flows from operations in the first quarter of 2004.

In connection with the issuance of the $60 million Debentures, CTS incurred $2.4 million of issuance costs, which primarily consisted of investment banker, legal, and other professional fees. These costs are being amortized to interest expense over the five year period from May 1, 2004 through May 1, 2009.

In April 2002, the Company issued $25 million of five-year, 6.5% convertible, subordinated debentures ($25 million Debentures). These debentures are unsecured and convert into CTS common stock at a conversion price of $20.05 per share. At any time after the three-year anniversary of the issue date, the purchasers may accelerate the maturity of the debentures. CTS also has the right after such three-year anniversary and under certain circumstances, to force conversion of the debentures into common stock. Interest on the debentures is payable semi-annually.

NOTE H — Retirement Plans

Defined Benefit and Other Postretirement Benefit Plans

CTS has a number of noncontributory defined benefit pension plans (Pension Plans) covering approximately 29% of its employees. Plans covering salaried employees provide pension benefits that are based on the employees' compensation prior to retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

CTS provides postretirement life insurance benefits for certain retired employees. Domestic employees who were hired prior to 1982 and certain domestic union employees are eligible for life insurance benefits upon retirement. CTS funds life insurance benefits through term life insurance policies and intends to continue funding all of the premiums on a pay-as-you-go basis.

The measurement date for the majority of the Pension Plans and other postretirement plan assets and benefit obligations was December 31, 2004 and 2003. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the Pension Plans and other postretirement benefit plan at that measurement date.

	Pension Plans		Other Postretirement Benefit Plan	
($ in thousands)	**2004**	2003	**2004**	2003
Accumulated benefit obligation	**$185,302**	$171,470	**$ 5,433**	$ 5,100
Change in projected benefit obligation:				
Projected benefit obligation at January 1	**$186,950**	$167,447	**$ 5,100**	$ 4,838
Service cost	**5,292**	4,916	**31**	39
Interest cost	**11,265**	10,910	**309**	317
Plan amendment and other	**954**	1,237	**—**	—
Actuarial loss	**1,231**	12,165	**140**	198
Benefits paid	**(9,200)**	(9,725)	**(147)**	(292)
Projected benefit obligation at December 31	**$196,492**	$186,950	**$ 5,433**	$ 5,100
Change in plan assets:				
Assets at fair value at January 1	**$259,764**	$222,435	**$ —**	$ —
Actual return on assets	**24,364**	46,025	**—**	—
Company contributions	**1,550**	571	**147**	292
Benefits paid	**(9,200)**	(9,725)	**(147)**	(292)
Other	**513**	458	**—**	—
Assets at fair value at December 31	**$276,991**	$259,764	**$ —**	$ —
Reconciliation of prepaid (accrued) cost:				
Funded status (plan assets less projected benefit obligations)	**$ 80,499**	$ 72,814	**$(5,433)**	$(5,100)
Amounts not recognized:				
Actuarial losses	**53,689**	50,228	**423**	284
Prior service cost	**5,157**	5,931	**5**	5
Transition asset	**(304)**	(796)	**—**	—
Prepaid (accrued) cost, net	**$139,041**	$128,177	**$(5,005)**	$(4,811)

The components of the prepaid (accrued) cost, net are classified in the following lines in the Consolidated Balance Sheets:

	Pension Plans		Other Postretirement Benefit Plan	
($ in thousands)	**2004**	2003	**2004**	2003
Prepaid pension asset	**$143,918**	$132,960	**$ —**	$ —
Other accrued liabilities	**(1,645)**	(462)	**(150)**	(300)
Other long-term obligations	**(6,073)**	(5,701)	**(4,855)**	(4,511)
Accumulated other comprehensive loss	**2,841**	1,380	**—**	—
	$139,041	$128,177	**$(5,005)**	$(4,811)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those Pension Plans with accumulated benefit obligation in excess of fair value of plan assets at December 31, 2004 and 2003 is shown below:

($ in thousands)	**2004**	2003
Projected benefit obligation	**$15,639**	$13,768
Accumulated benefit obligation	**14,123**	11,004
Fair value of plan assets	**6,405**	4,841

Net pension (income)/postretirement expense in 2004, 2003, and 2002 includes the following components:

	Pension Plans			Other Postretirement Benefit Plan		
($ in thousands)	**2004**	2003	2002	**2004**	2003	2002
Service cost	**$ 5,292**	$ 4,916	$ 6,059	**$ 31**	$ 39	$ 33
Interest cost	**11,265**	10,910	11,467	**310**	317	318
Expected return on plan assets[1]	**(27,051)**	(26,924)	(29,786)	**—**	—	—
Amortization of unrecognized:						
Transition obligation	**(492)**	(564)	(554)	**—**	—	—
Prior service cost	**901**	883	832	**1**	1	1
Recognized (gain) loss	**658**	(936)	(2,821)	**—**	—	—
Curtailment loss[2]	**—**	—	768	**—**	—	—
Net (income) expense	**$ (9,427)**	$(11,715)	$(14,035)	**$342**	$357	$352
Weighted-average actuarial assumptions[3]						
Benefit obligation assumptions:						
Discount rate	**5.94%**	6.17%	6.67%	**6.00%**	6.25%	6.75
Rate of compensation increase	**4.83%**	4.84%	4.84%	**—**	—	—
Pension income/postretirement expense assumptions:						
Discount rate	**6.17%**	6.67%	7.14%	**6.25%**	6.75%	7.25%
Expected return on plan assets[1]	**8.70%**	8.94%	9.67%	**—**	—	—
Rate of compensation increase	**4.83%**	4.84%	5.84%	**—**	—	—

(1) Expected return on plan assets is net of expected investment expenses and certain administrative expenses.

(2) The 2002 pension curtailment loss resulted from plant closings and reductions in employment levels that occurred as part of the restructuring actions.

(3) During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

CTS utilizes a building block approach in determining the long-term rate of return for plan assets. Historical markets are reviewed and long-term relationships between equities and fixed-income are preserved consistent with the generally accepted capital market principle that assets with higher volatility generate a greater return over the long term. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to ensure for reasonableness and appropriateness.

CTS' pension plan asset allocation at December 31, 2004 and 2003, and target allocation for 2005 by asset category are as follows:

	Target Allocation	Percentage of Plan Assets at December 31,	
Asset Category	**2005**	2004	2003
Equity securities	**65%**	58%(1)	65%(1)
Debt securities	**33%**	28%	34%
Real estate	**—%**	—%	—%
Other	**2%**	14%(2)	1%
Total	**100%**	100%	100%

(1) Equity securities include CTS common stock in the amounts of approximately $19 million (7% of total plan assets) at December 31, 2004, and approximately $17 million (7% of total plan assets) at December 31, 2003.

(2) Included in the December 31, 2004 "Other" asset category is approximately $25 million of cash. This short-term increase in cash arose as CTS liquidated assets held by a few fund managers and transferred the cash to new fund managers at year end. This change in fund managers was made to further diversify the pension asset portfolio, and improve overall return on assets by reducing administrative expenses. After December 31, 2004, the cash was re-invested by the new fund managers and the percentage of assets by category was as follows: Equity securities — 65%, Debt securities — 33%, and Other — 2%.

CTS employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities and funded status. The investment portfolio primarily contains a diversified mix of equity and fixed-income investments. The equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small, and large capitalizations. Other assets such as private equity are used modestly to enhance long-term returns while improving portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and asset/liability studies at regular intervals.

The expected contributions to be made by CTS to the Pension Plans and the other postretirement benefit plan during 2005 are $1.6 million and $0.2 million, respectively.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

($ in thousands)	Pension Plans	Other Postretirement Benefit Plans
2005	$ 9,869	$ 349
2006	10,237	358
2007	10,657	367
2008	12,024	375
2009	11,894	382
Years 2010-2014	72,659	1,954

Defined Contribution Plans

CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee's annual salary. Amounts expensed for the 401(k) plan and the other plans totaled $3.0 million in 2004, $3.0 million in 2003 and $3.4 million in 2002.

NOTE I — Stock Plans

At December 31, 2004, CTS had five stock-based compensation plans: the 1988 Restricted Stock and Cash Bonus Plan (1988 Plan), the 1996 Stock Option Plan (1996 Plan), the 2001 Stock Option Plan (2001 Plan), the Nonemployee Directors' Stock Retirement Plan (Directors' Plan), and the 2004 Omnibus Long-Term Incentive Plan (2004 Plan). As of December 2004, additional grants can only be made under the 2004 Plan.

CTS applies the provisions of APB Opinion No. 25 in determining compensation costs for stock-based employee compensation. Stock-based compensation expense for nonemployee directors is determined in accordance with FAS No. 123, "Accounting for Stock-based Compensation," and was approximately $0.1 million in 2004 and $0.2 million in 2003.

The 2004 Plan, and previously the 1996 Plan and 2001 Plan, provides for grants of incentive stock options or nonqualified stock options to officers, key employees and nonemployee members of CTS' board of directors. In addition, the 2004 Plan also allows for grants of stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and other stock awards.

Options are exercisable in cumulative annual installments over a maximum ten-year period, commencing at least one year from the date of grant. The following table summarizes the status of these plans as of December 31, 2004:

	2004 Plan	2001 Plan	1996 Plan
Awards originally available	6,500,000	2,000,000	1,200,000
Options outstanding	105,100	1,086,775	445,025
Restricted stock units outstanding	258,375	—	—
Awards exercisable	—	515,625	307,875
Awards available for grant	6,111,587	—	—

A summary of the status of stock options as of December 31, 2004, 2003, and 2002, and changes during the years ended on those dates, is presented below:

	2004		2003		2002	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	1,621,925	$ 17.33	1,560,789	$ 18.74	1,287,939	$ 23.69
Granted	129,900	11.74	482,600	9.52	448,500	8.10
Exercised	(21,000)	8.12	(244,114)	10.40	—	—
Expired or canceled	(93,925)	20.89	(177,350)	18.17	(175,650)	27.55
Outstanding at end of year	1,636,900	$ 16.80	1,621,925	$ 17.33	1,560,789	$ 18.74
Options exercisable at end of year	823,500		525,200		626,664	
Weighted-average fair value of options:						
Granted at market price		$ 5.49		$ 4.84		$ 7.22
Granted above market price		—		3.16		—
Weighted-average exercise price of options:						
Granted at market price		$ 11.74		$ 9.78		$ 8.10
Granted above market price		—		7.75		—

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/04	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable at 12/31/04	Weighted-Average Exercise Price
$7.70 - 11.04	894,650	8.22	$ 9.01	301,300	$ 8.44
14.02 - 18.90	200,800	5.51	15.14	67,500	16.83
22.60 - 33.63	415,500	5.98	24.99	341,450	25.39
35.97 - 50.00	122,250	5.67	47.48	109,750	47.78
55.06 - 79.25	3,500	5.14	59.05	3,500	59.05

Restricted Stock Units

Restricted stock units (RSUs) entitle the holder to receive one share of common stock for each unit when the units vest. RSUs are issued to officers and key employees as compensation. Generally, the RSUs vest over a five-year period. During 2004, CTS recorded $0.8 million of compensation expense relating to RSUs. The following table summarizes the RSUs outstanding at December 31, 2004:

	RSUs
Number outstanding	258,375
Average grant price	$ 11.08

Restricted Stock

CTS' 1988 Plan originally reserved 2,400,000 shares of CTS' common stock for sale, at a market price or award, to key employees. Under the 1988 Plan, approximately 83,000 shares were outstanding as of December 31, 2004. Shares sold or awarded are subject to restrictions against transfer and repurchase rights of CTS. In general, restrictions lapse at the rate of 20% per year beginning one year from the grant date. In addition, the 1988 Plan provides for a cash bonus to the participant equal to the fair market value of the shares on the dates restrictions lapse, in the case of an award. The total bonus paid to any participant during the restricted period is limited to twice the fair market value of the shares on the date of award or sale. CTS recorded expense of $0.7 million in 2004, $0.3 million in 2003, and income of $0.9 million in 2002, under the formula provisions of the 1988 Plan which are based on the fair market value of a share of common stock.

Stock Retirement Plan

The Directors' Plan provides for a portion of the total compensation payable to nonemployee directors to be deferred and paid in CTS stock. The amount of compensation expense under the Directors' Plan was $0.1 million in 2004, 2003, and 2002. The Directors' Plan was frozen effective December 1, 2004. All future grants to nonemployee directors will be from the 2004 Plan.

NOTE J — Income Taxes

Earnings (loss) before income taxes consist of the following:

($ in thousands)	2004	2003	2002
Domestic	**$ 2,921**	$ 767	$ (8,670)
Non-U.S	**22,996**	5,481	(15,130)
Total	**$25,917**	$6,248	$(23,800)

Significant components of income tax provision (benefit) are as follows:

($ in thousands)	2004	2003	2002
Current:			
Federal	$ —	$(7,889)	$ —
State	563	165	368
Non-U.S	5,245	1,084	4,484
Total current	5,808	(6,640)	4,852
Deferred:			
Federal	(3,100)	(3,480)	(7,834)
State	1,654	(96)	(1,275)
Non-U.S	1,599	3,889	(1,693)
Total deferred	153	313	(10,802)
Total expense (benefit) for income taxes	$ 5,961	$(6,327)	$ (5,950)

Significant components of CTS' deferred tax liabilities and assets at December 31, 2004 and 2003 are:

($ in thousands)	2004	2003
Pension	$51,138	$48,529
Other	2,274	377
Gross deferred tax liabilities	53,412	48,906
Fixed assets	3,764	—
Postretirement benefits	1,752	1,703
Inventory items	1,671	2,440
Loss carryforwards	59,223	49,598
Research expenditures	7,090	8,207
Credit carryforwards	4,146	3,235
Nondeductible accruals	6,824	8,689
Other	3,308	5,516
Gross deferred tax assets	87,778	79,388
Net deferred tax assets	34,366	30,482
Deferred tax asset valuation allowance	(6,219)	(2,074)
Total	$28,147	$28,408

At each reporting period, the company assesses the ultimate realizability of its net deferred tax assets, including deferred tax assets associated with accumulated net operating losses in the various jurisdictions in which it operates. In assessing the ultimate realizability of its net deferred tax assets, the company considers its past performance, available tax strategies, and expected future taxable income during the tax loss and credit carryforward periods.

Generally, the Company has assessed that it is more likely than not that its net tax assets will be realized during the available carryforward periods. The Company has determined, however, that a valuation allowance of $6.2 million should be provided for the net deferred tax assets in a foreign jurisdiction. The $4.1 million increase in the valuation allowance from December 31, 2003 to 2004 is due to an increase in the related net tax assets resulting, in part, from an increase in the statutory tax rate in the foreign jurisdiction, offset by the utilization of previously reserved net operating loss carryforwards. As of December 31, 2004 the $6.2 million valuation allowance includes $1.4 million related to net operating loss carryforward assets and $4.8 million related to other deductible temporary differences in a foreign jurisdiction.

The Company's U.S. deferred tax assets of $54.4 million relate to U.S. net operating loss carryforwards that expire in 2021 through 2024. The Company has foreign deferred tax assets of $4.8 million related to foreign net operating loss carryforwards, of which $3.3 million begins expiring in 2006 while the remaining $1.5 million carries forward indefinitely.

The overall effective income tax rate (expressed as a percentage of income before income taxes) varied from the U.S. statutory income tax rate as follows:

	2004	2003	2002
Taxes at the U.S. statutory rate	35.0%	35.0%	(35.0)%
State income taxes, net of federal income tax benefit	5.6%	0.7%	(2.5)%
Non-U.S. income taxed at rates different than the U.S. statutory rate	(11.3)%	(2.0)%	25.1%
Tax exempt earnings	(0.5)%	(3.4)%	(4.1)%
Utilization of foreign NOL	(2.3)%	—	—
Benefit of scheduled tax credits	(4.0)%	(6.1)%	(7.4)%
Other	0.5%	0.8%	(1.1)%
Tax rate before the benefit of reversal of reserves	23.0%	25.0%	(25.0)%
Tax benefit, reversal of reserves	—	(126.3)%	—
Effective income tax rate	23.0%	(101.3)%	(25.0)%

CTS' tax rate before the benefit of reserve reversals decreased from 25% to 23% in 2004, primarily as a result of increased profits being reported in lower-taxed jurisdictions. During 2003, the Company recorded a tax benefit of $7.9 million resulting from the reversal of reserves that were no longer required following the expiration of statutory deadlines.

In certain taxing jurisdictions, CTS business operations qualify for income tax holidays. As a result, certain earnings of CTS are subject to tax at reduced rates for specified periods of time. These tax holidays, unless extended, are scheduled to expire in 2009-2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

At December 31, 2004, no provision had been made for U.S. federal and state income taxes on approximately $174 million of foreign earnings, which are expected to be reinvested outside of the United States indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (subject to a possible adjustment for foreign tax credits), state income taxes, and withholding taxes payable to the various foreign countries. In the event all undistributed earnings were remitted, approximately $6 million of foreign withholding taxes would be imposed.

In October 2004, the American Jobs Creation Act of 2004 (Jobs Act) was signed into law. The Jobs Act provides certain domestic companies a temporary opportunity to repatriate previously undistributed earnings of controlled foreign subsidiaries at a reduced federal tax rate of 5.25%. The reduced rate is achieved by providing an 85% dividends received deduction on earnings repatriated during a one-year period. To qualify, the repatriated earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by the company's chief executive officer and subsequently approved by the company's board of directors. Certain other criteria in the Jobs Act must be satisfied as well. For CTS, the one-year period during which the qualifying distributions can be made is 2005. The Company is in the process of evaluating whether it will repatriate foreign earnings under the provisions of the Jobs Act and has not made a decision on whether it will make any distributions. If the Company determines that a distribution will be made, the range of reasonably possible amounts eligible for the temporary deduction is $45 million to $75 million. CTS is assessing the impact of proposed statutory technical corrections with respect to certain provisions in the Jobs Act prior to determining the amounts, if any, it will repatriate. CTS expects to determine the amounts and sources of foreign earnings to be repatriated, if any, no later than the fourth quarter of 2005. While the Company is not yet in a position to determine the impact of a qualifying repatriation on its income tax expense for 2005, the related potential range of income tax effects on the reasonably possible repatriation amounts is estimated at $4 million to $6 million, of which foreign withholding taxes are estimated to be approximately $1 million.

NOTE K — Capital Stock

CTS adopted a Rights Plan on August 28, 1998. The Rights Plan was implemented by declaring a dividend, distributable to shareholders of record on September 10, 1998, of one common share purchase right (Right) for each outstanding share of common stock held at the close of business on that date. Each Right under the Rights Plan will initially entitle registered holders of common stock to purchase one one-hundredth of a share of CTS' Series A Junior Participating Preferred Stock for a purchase price of $125, subject to adjustment. The Rights will be exercisable only if a person or group (1) acquires or obtains the right to acquire 15% or more of the common stock or (2) announces a tender offer that would result in any person or group acquiring beneficial ownership of 15% or more of the outstanding common stock. The Rights are redeemable for $0.01 per Right (subject to adjustment) at the option of the Board of Directors. Until a Right is exercised, the holder of the Right, as such, has no rights as a shareholder of CTS. The Rights will expire on August 27, 2008, unless redeemed or exchanged by CTS prior to that date.

NOTE L — Treasury Stock

Common stock held in treasury at December 31, 2004 totaled 16,757,907 shares with a cost of $255.8 million, compared to 16,565,558 shares with a cost of $253.7 million at December 31, 2003.

In July 2004, CTS' Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market during the next two years. This July 2004 authorization effectively canceled the board's previous stock repurchase authorization. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2004, CTS repurchased 183,000 shares at a total cost of $2.0 million. At December 31, 2004, CTS was authorized to repurchase approximately 817,000 additional shares.

NOTE M — Business Segments

FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires companies to provide certain information about their operating segments. CTS has two reportable business segments: 1) Components and Sensors and 2) Electronics Manufacturing Services (EMS).

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in cellular handsets, communications infrastructure and computer markets; low temperature cofired ceramics (LTCC) electronic substrates used in various communications applications; terminators, including ClearONE™ terminators, used in computer and other high speed applications, switches, resistor networks and potentiometers used to serve multiple markets.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. EMS also includes design and manufacture of interconnect systems and complex backplanes as may be required by the customer.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based upon operating earnings before interest and income taxes.

Summarized financial information concerning CTS' reportable segments is shown in the following table:

($ in thousands)	Components & Sensors	EMS	Total
2004			
Net sales to external customers	**$260,982**	**$270,334**	**$531,316**
Segment operating earnings	**23,311** [1]	**7,817**	**31,128**
Total assets	**422,420**	**99,757**	**522,177**
Depreciation and amortization	**22,562**	**3,520**	**26,082**
Capital expenditures	**$ 9,824**	**$ 2,887**	**$ 12,711**
2003			
Net sales to external customers	$ 252,911	$ 210,076	$ 462,987
Segment operating earnings	7,394	10,985	18,379
Total assets	398,791	83,459	482,250
Depreciation and amortization	30,412	3,193	33,605
Capital expenditures	$ 8,091	$ 953	$ 9,044
2002			
Net sales to external customers	$ 270,919	$ 186,885	$ 457,804
Segment operating earnings (loss)	(5,927)	10,790	4,863
Total assets	419,628	70,404	490,032
Depreciation and amortization	40,553	2,820	43,373
Capital expenditures	$ 12,298	$ 535	$ 12,833

(1) Includes $3.9 million of gain on asset sales (refer also to Note B, "Asset Sales").

Reconciling information between reportable segments' operating earnings and CTS' consolidated pre-tax income (loss) is shown in the following table:

($ in thousands)	2004	2003	2002
Total segment operating earnings	**$31,128**	$18,379	$ 4,863
Interest expense	**(5,535)**	(7,688)	(10,240)
Interest income	**922**	357	396
Other income (expense)	**(598)**	(237)	813
Restructuring, asset impairment and related charges — Components & Sensors	—	(4,563)	(19,498)
Restructuring, asset impairment and related charges — EMS	—	—	(134)
Earnings (loss) before income taxes	**$25,917**	$ 6,248	$(23,800)

Financial information relating to CTS' operations by geographic area was as follows:

($ in thousands)	2004	2003	2002
Net Sales			
United States	**$197,557**	$186,675	$199,982
United Kingdom	**122,129**	127,522	125,252
China	**105,196**	96,492	80,615
Singapore	**66,989**	15,244	21,330
Canada	**28,468**	27,535	20,201
Other non-U.S	**10,977**	9,519	10,424
Consolidated net sales	**$531,316**	$462,987	$457,804

Sales are attributed to countries based upon the origin of the sale.

($ in thousands)	2004	2003	2002
Long-Lived Assets			
United States	**$ 42,016**	$ 48,680	$ 58,017
China	**40,659**	43,220	55,723
United Kingdom	**14,990**	17,667	17,967
Singapore	**7,319**	8,077	14,856
Taiwan	**2,008**	19,098	21,265
Other non-U.S	**5,503**	3,322	3,939
Consolidated long-lived assets	**$112,495**	$140,064	$171,767

The EMS business segment revenues from Hewlett-Packard represented $177.3 million, or 66%, and $151.8 million, or 72%, and $150.4 million, or 80%, of the segment's revenue for the years ended December 31, 2004, 2003, and 2002, respectively. EMS business segment revenues from Motorola were $60.9 million, or 23%, and $40.2 million, or 19%, of the segment's revenue for the year ended December 31, 2004 and 2003, respectively. The Components and Sensors business segment revenues from Motorola represent $38.6 million, or 14% of the segment's revenue for the year ended December 31, 2002. The Components and Sensors business segment revenue from Motorola for the year ended December 31, 2004 and 2003 was less than 10% of the segment's revenue.

NOTE N — Contingencies

Certain processes in the manufacture of CTS' current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. CTS has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a Potentially Responsible Party (PRP) regarding hazardous waste remediation at several non-CTS sites. In addition to these non-CTS sites, CTS has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against CTS with respect to other environmental matters. In the opinion of management, based upon presently available information relating to all such matters, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position, results of operations or cash flows of CTS.

Certain claims are pending against CTS with respect to matters arising out of the ordinary conduct of its business. For all claims, in the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been made or the ultimate anticipated costs resulting will not materially affect CTS' consolidated financial position, results of operations, or cash flows of CTS.

NOTE O — Leases

CTS incurred approximately $7.1 million of rent expense in 2004, $6.8 million in 2003, and $7.4 million in 2002. The future minimum lease payments under the Company's operating leases are $6.3 million in 2005, $5.3 million in 2006, $2.6 million in 2007, $2.6 million in 2008, $2.2 million in 2009, and $4.7 million thereafter.

NOTE P — Subsequent Event

On November 16, 2004, CTS entered into a merger agreement with SMTEK International, Inc. (SMTEK). The agreement was approved by SMTEK shareholders on January 31, 2005. Under the terms of the merger agreement, CTS acquired 100% of the outstanding common shares and SMTEK shareholders received $14.26, comprised of $10.73 in cash and $3.53 worth of CTS common stock. In addition, CTS assumed approximately $13 million of SMTEK debt. In connection with the merger, CTS issued 812,365 additional shares of common stock.

SMTEK is an EMS provider serving original equipment manufacturers in the medical, industrial, instrumentation, telecommunications, security, financial services, automation, aerospace and defense industries. SMTEK's four facilities are located in Moorpark and Santa Clara, California; Marlborough, Massachusetts; and Bangkok, Thailand. As a result of the acquisition, CTS expects to expand into new EMS markets, reduce customer concentrations, and increase its global footprint.

The estimated aggregate purchase price is approximately $60 million, consisting of $35 million cash consideration, $13 million of SMTEK debt assumed by CTS, CTS common stock valued at $10 million, and $2 million of estimated transactions costs. CTS is in the process of obtaining third-party valuations of certain intangible assets, thus the allocation of the purchase price to major assets and liability captions is currently being completed.

Shareholder Information

(In thousands of dollars except per share data)

Quarterly Results of Operations

(Unaudited)

	Net Sales	Gross Margins	Operating Earnings (Loss)	Net Earnings
2004				
4th quarter	**$142,496**	**$ 29,918**	**$ 9,737**	**$ 6,618**
3rd quarter	**129,049**	**26,312**	**5,854**	**3,921**
2nd quarter[1]	**137,624**	**28,917**	**10,628**	**6,897**
1st quarter	**122,147**	**24,609**	**4,909**	**2,520**
	$531,316	**$109,756**	**$31,128**	**$19,956**
2003				
4th quarter	$ 132,025	$ 27,454	$ 7,369	$ 3,947
3rd quarter[2]	108,496	23,655	(654)	6,074
2nd quarter	116,697	24,520	4,507	1,983
1st quarter	105,769	21,083	2,594	571
	$ 462,987	$ 96,712	$ 13,816	$ 12,575

Per Share Data

(Unaudited)

	High[4]	Low[4]	Dividends Declared	Net Earnings Basic	Net Earnings Diluted
2004					
4th quarter	**$13.92**	**$11.95**	**$0.03**	**$0.18**	**$0.17**
3rd quarter	**12.99**	**10.10**	**0.03**	**0.11**	**0.10[3]**
2nd quarter[1]	**14.80**	**9.90**	**0.03**	**0.19**	**0.18[3]**
1st quarter	**15.85**	**11.60**	**0.03**	**0.07**	**0.07**
			$0.12	**$0.56**	**$0.53**
2003					
4th quarter	$ 14.94	$ 10.75	$ 0.03	$ 0.11	$ 0.11
3rd quarter[2]	14.71	10.01	0.03	0.17	0.17
2nd quarter	11.10	5.50	0.03	0.06	0.06
1st quarter	8.85	4.90	0.03	0.02	0.02
			$ 0.12	$ 0.36	$ 0.36

(1) The second quarter of 2004 includes a gain on the sale of excess land located near CTS' Canadian facility of approximately $2.7 million pre-tax, $2.1 million after-tax, or $0.05 per diluted share.

(2) The third quarter 2003 results include an asset impairment charge of $4.6 million pre-tax, $3.4 million after-tax, or $0.10 per diluted share. The third quarter 2003 also includes $7.9 million, or $0.22 per diluted share, favorable income tax adjustment resulting from the reversal of reserves that were no longer required following the expiration of statutory deadlines.

(3) Diluted earnings per share for the second and third quarters of 2004 have been restated to reflect the impact of adopting Emerging Issues Task Force (EITF) No. 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share." EITF No. 04-08 was issued and became effective in the fourth quarter of 2004. Earlier quarters have been restated to show diluted earnings per share computed on a consistent basis. Refer also to Note D, "Earnings Per Share."

(4) The market prices of CTS common stock presented reflect the highest and lowest sales prices on the New York Stock Exchange for each quarter of the last two years.

Five-Year Summary

(In thousands of dollars except per share and other data)

	2004	% of Sales	2003	% of Sales	2002	% of Sales	2001	% of Sales	2000	% of Sales
Summary of Operations										
Net sales	$ **531,316**	**100.0**	$ 462,987	100.0	$ 457,804	100.0	$ 577,654	100.0	$ 866,523	100.0
Cost of goods sold	**421,560**	**79.3**	366,275	79.1	366,775	80.1	466,363	80.7	605,598	69.9
Selling, general and administrative expenses	**61,174**	**11.5**	54,390	11.8	59,467	13.0	80,214	13.9	94,501	10.9
Research and development expenses	**19,063**	**3.6**	21,476	4.6	24,118	5.3	32,762	5.7	32,583	3.8
Amortization of intangible assets	**2,311**	**0.4**	2,467	0.5	3,870	0.8	6,765	1.2	5,211	0.6
Gain on asset sales	**(3,920)**	**(0.7)**	—	—	—	—	—	—	—	—
Restructuring and impairment charges	—	—	4,563	1.0	18,343	4.0	40,039	6.9	—	—
Operating earnings (loss)	**31,128**	**5.9**	13,816	3.0	(14,769)	(3.2)	(48,489)	(8.4)	128,630	14.8
Other expense — net	**(5,211)**	**(1.0)**	(7,568)	(1.6)	(9,031)	(2.0)	(12,002)	(2.1)	(11,503)	(1.3)
Earnings (loss) before income taxes	**25,917**	**4.9**	6,248	1.4	(23,800)	(5.2)	(60,491)	(10.5)	117,127	13.5
Income tax expense (benefit)	**5,961**	**1.1**	(6,327)	(1.3)	(5,950)	(1.3)	(15,116)	(2.6)	32,796	3.8
Earnings (loss) from continuing operations	**19,956**	**3.8**	12,575	2.7	(17,850)	(3.9)	(45,375)	(7.9)	84,331	9.7
Discontinued operations:										
Net loss from discontinued operations	—	—	—	—	—	—	—	—	(529)	—
Net earnings (loss)	**19,956**	**3.8**	12,575	2.7	(17,850)	(3.9)	(45,375)	(7.9)	83,802	9.7
Retained earnings — beginning of year	**263,430**		255,085		276,988		325,850		245,414	
Dividends declared	**(4,322)**		(4,230)		(4,053)		(3,487)		(3,366)	
Retained earnings — end of year	$ **279,064**		$ 263,430		$ 255,085		$ 276,988		$ 325,850	
Earnings (loss) per share:										
Basic:										
Continuing operations	$ **0.56**		$ 0.36		$ (0.54)		$ (1.61)		$ 3.05	
Discontinued operations	—		—		—		—		(0.02)	
Net earnings (loss) per share	$ **0.56**		$ 0.36		$ (0.54)		$ (1.61)		$ 3.03	
Diluted:										
Continuing operations	$ **0.53**		$ 0.36		$ (0.54)		$ (1.61)		$ 2.94	
Discontinued operations	—		—		—		—		(0.02)	
Net earnings (loss) per share	$ **0.53**		$ 0.36		$ (0.54)		$ (1.61)		$ 2.92	
Average basic shares outstanding (000's)	**35,910**		34,723		33,148		28,231		27,623	
Average diluted shares outstanding (000's)	**38,893**		34,989		33,148		28,231		28,675	
Cash dividends per share	$ **0.12**		$ 0.12		$ 0.12		$ 0.12		$ 0.12	
Capital expenditures	**12,711**		9,044		12,833		77,654		119,216	
Depreciation and amortization	**26,082**		33,605		43,373		51,674		44,325	
Financial Position at Year End										
Current assets	$ **204,146**		$ 164,766		$ 152,334		$ 200,674		$ 305,696	
Current liabilities	**102,961**		95,689		134,556		153,857		202,891	
Current ratio	**2.0 to 1**		1.7 to 1		1.1 to 1		1.3 to 1		1.5 to 1	
Working capital	$ **101,185**		$ 69,077		$ 17,778		$ 46,817		$ 102,805	
Inventories	**42,734**		31,925		36,262		50,149		104,316	
Property, plant and equipment — net	**112,495**		122,481		148,632		191,958		224,861	
Total assets	**522,177**		482,250		490,032		567,931		672,929	
Short-term notes payable	**3,311**		—		—		—		7,397	
Long-term debt	**94,150**		75,880		67,000		125,013		178,000	
Long-term obligations, including long-term debt	**105,669**		87,013		78,501		132,287		189,069	
Shareholders' equity	**310,704**		294,191		265,020		242,873		246,357	
Common shares outstanding (000's)	**35,909**		36,067		34,101		30,902		27,781	
Equity (book value) per share	$ **8.65**		$ 8.16		$ 7.77		$ 7.86		$ 8.87	
Other Data										
Stock price range	**$15.85-$9.90**		$14.94-$4.90		$19.56-$3.65		$47.88-$13.49		$82.75-$31.50	
Number of employees	**4,487**		5,041		5,313		5,837		9,008	
Number of shareholders at year end	**1,628**		1,527		1,585		1,549		1,492	

EXHIBIT (21)

CTS CORPORATION AND SUBSIDIARIES

AS OF DECEMBER 31, 2004

CTS Corporation (Registrant), an Indiana corporation

Subsidiaries:

CTS Corporation, a Delaware corporation

CTS of Panama, Inc., a Republic of Panama corporation

CTS Components Taiwan, Ltd., a Taiwan, Republic of China corporation

CTS Electro de Matamoros, S.A.,[1] a Republic of Mexico corporation

CTS Japan, Inc., a Japan corporation

CTS International B.V., a Netherlands corporation

CTS Singapore Pte., Ltd., a Republic of Singapore corporation

CTS Electronics Hong Kong, Ltd.,[1] a Hong Kong corporation

CTS (Tianjin) Electronics Company, Ltd., a Peoples' Republic of China corporation

CTS Electronics Dongguan, Ltd., a Peoples' Republic of China corporation

CTS of Canada Holding Company, a Province of Nova Scotia (Canada) corporation

CTS of Canada G.P., Ltd., a Province of Ontario (Canada) corporation

CTS of Canada L.P., a Province of Ontario (Canada) limited partnership[2]

CTS of Canada Co., a Province of Nova Scotia (Canada) corporation

CTS Corporation U.K., Ltd., a Scotland corporation

CTS Printex, Inc., a California corporation

CTS Communications Components, Inc., a Delaware corporation

Dynamics Corporation of America, a New York corporation

International Electronic Research Corporation, a California corporation

LTB Investment Corporation, a Delaware corporation

Corporations whose names are indented are subsidiaries of the preceding non-indented corporations. Except as indicated, each of the above subsidiaries is wholly-owned by its parent company. Operations of all subsidiaries and divisions are consolidated in the financial statements filed.

(1) Less than 1% of the outstanding shares of stock is owned of record by nominee shareholders pursuant to national laws regarding resident or nominee ownership.

(2) CTS of Canada, L.P., is a limited partnership formed by CTS of Canada Holding Co. and CTS of Canada G.P., Ltd.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-117826, 333-88448, 333-72146 and 333-90697) and the Registration Statement on Form S-8 (No. 333-116287) of CTS Corporation of our report dated March 3, 2005 relating to the financial statements, the financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
March 3, 2005

Certification

I, Donald K. Schwanz, certify that:

1. I have reviewed this annual report on Form 10-K of CTS Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 3, 2005 */s/ Donald K. Schwanz*

Donald K. Schwanz
Chairman, President and
Chief Executive Officer

Certification

I, Vinod M. Khilnani, certify that:

1. I have reviewed this annual report on Form 10-K of CTS Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 3, 2005 */s/ Vinod M. Khilnani*

Vinod M. Khilnani
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT (32)(a)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of CTS Corporation (the Company) on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the Report), the undersigned officer of the Company certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that to the best of such officer's knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: March 3, 2005

/s/ Donald K. Schwanz
Donald K. Schwanz
Chairman, President and
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to CTS Corporation and will be retained by CTS Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT (32)(b)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of CTS Corporation (the Company) on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the Report), the undersigned officer of the Company certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that to the best of such officer's knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: March 3, 2005

/s/ Vinod M. Khilnani
Vinod M. Khilnani
Sr. Vice President and
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to CTS Corporation and will be retained by CTS Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

(This page intentionally left blank)

SHAREHOLDER INFORMATION

Annual Meeting of Shareholders
The 2005 annual meeting of shareholders is scheduled to be held on Wednesday, May 4, 2005, in Bloomingdale, Illinois. Shareholders of record at the close of business on March 18, 2005, will receive a formal notice of the annual meeting and a proxy statement.

Form 10-K Annual Report
A copy of CTS Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders upon written request to the Secretary of the Company, or visit our Web site: www.ctscorp.com

Common Stock Listed (CTS)
New York Stock Exchange

CTS submitted a Section 12 (a) CEO Certification to the New York Stock Exchange in 2004 as required by New York Stock Exchange Corporate Governance Listing Standards. CTS filed the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2004.

Investor Relations
Shareholders and members of the financial community may direct questions or requests to:

Mitchell J. Walorski
Director of Investor Relations
CTS Corporation
905 West Boulevard North
Elkhart, IN 46514
574-293-7511
E-mail:
shareholder.services@ctscorp.com

Transfer Agent and Registrar
National City Bank
Locator 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
800-622-6757 Fax 216-257-8508

Corporate Headquarters
CTS Corporation
905 West Boulevard North
Elkhart, IN 46514
574-293-7511
www.ctscorp.com

2004 BOARD OF DIRECTORS

Walter S. Catlow
Retired President,
Ameritech Cellular Services

Lawrence J. Ciancia
Partner,
Corporate Development International, Inc.

Thomas G. Cody
Vice Chairman,
Federated Department Stores, Inc.

Gerald H. Frieling, Jr.
President,
Frieling and Associates

Roger R. Hemminghaus
Retired Chairman and
Chief Executive Officer,
Ultramar Diamond Shamrock Corporation

Michael A. Henning
Retired Deputy Chairman,
Ernst & Young LLP

Robert A. Profusek
Partner,
Jones Day

Donald K. Schwanz
Chairman of the Board,
President and Chief Executive Officer,
CTS Corporation

Patricia K. Vincent
President,
Customer and Field Operations,
Xcel Energy, Inc.

CORPORATE OFFICERS

Donald K. Schwanz
Chairman of the Board,
President and Chief Executive Officer

Donald R. Schroeder
Executive Vice President

Vinod M. Khilnani
Senior Vice President and
Chief Financial Officer

H. Tyler Buchanan
Senior Vice President

James L. Cummins
Senior Vice President Administration

Richard G. Cutter III
Vice President, General Counsel
and Secretary

Thomas A. Kroll
Vice President and Controller

Matthew W. Long
Treasurer

2004 COMMITTEES OF THE BOARD

Audit
Henning, Chairman
Catlow
Ciancia
Frieling

Finance
Hemminghaus, Chairman
Cody
Henning
Schwanz

Compensation
Catlow, Chairman
Cody
Hemminghaus
Profusek
Vincent

Nominating and Governance
Profusek, Chairman
Ciancia
Frieling
Vincent

WORLDWIDE MANUFACTURING FACILITIES

AUTOMOTIVE PRODUCTS

Elkhart, Indiana
Berne, Indiana
Streetsville, Ontario, Canada
Glasgow, Scotland
Matamoros, Mexico
Kaohsiung, Taiwan, Republic of China
Dongguan, People's Republic of China

ELECTRONICS COMPONENTS

Bloomingdale, Illinois
Albuquerque, New Mexico
Berne, Indiana
Burbank, California
Tianjin, People's Republic of China
Singapore, Republic of Singapore

ELECTROCOMPONENT PRODUCTS

Kaohsiung, Taiwan, Republic of China
Dongguan, People's Republic of China

MICROELECTRONICS

West Lafayette, Indiana

ELECTRONICS MANUFACTURING SOLUTIONS

Moorpark, California
Londonderry, New Hampshire
Marlborough, Massachusetts
Santa Clara, California
Glasgow, Scotland
Tianjin, People's Republic of China
Singapore, Republic of Singapore
Bangkok, Ayutthya, Thailand


CTS

CORPORATION
905 West Boulevard North, Elkhart, IN 46514
574-293-7511 Fax 574-293-6146
www.ctscorp.com